GREAT-WEST
LIFECO INC.

September 10, 2004


04036881

SUPPL

BY COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549


SEC MAIL PROCESSING
RECEIVED
SEP 13 2004
WASH, D.C.
208
SECTION

Dear Sirs:

**RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728**

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following documents:

- Chief Executive Officer and Chief Financial Officer Certifications of Interim Filings dated July 28, 2004;
- Notice of Meeting dated July 30, 2004;
- Press Release dated August 25, 2004 announcing Preferred Share Issue;
- Preliminary Short Form Prospectus dated August 25, 2004;
- Notice of Special Meeting and Management Information Circular Dated August 24, 2004;
- Form of Proxy – Special Meeting to be held on September 24, 2004;
- Certificate re dissemination to shareholders dated August 31, 2004;
- Short Form Prospectus dated September 1, 2004;

Please contact me directly at (204) 946-8795 if you have any questions.

PROCESSED
SEP 15 2004
THOMSON
FINANCIAL

Sincerely,

Connie Neilson
Corporate Secretarial Specialist

9/14

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

A member of the Power Financial Corporation group of companies.

N:\las\Project Red-Canada Life\Regulatory\2004 Letters to SEC - Lifeco documents filed on SEDAR.doc

L509-01/02

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, R. L. McFeetors, Co-President and Chief Executive Officer, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: July 28, 2004

"R. L. McFeetors"
Co-President and Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, W. T. McCallum, Co-President and Chief Executive Officer, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: July 28, 2004

"W. T. McCallum"
Co-President and Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, W. W. Lovatt, Vice-President, Finance, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: July 28, 2004

"W. W. Lovatt"
Vice-President, Finance, Canada

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, M. T. G. Graye, Vice-President, Finance, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: July 28, 2004

"M. T. G. Graye"
Vice-President, Finance, United States



600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

July 30, 2004

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Securities Registry, Government of the Northwest Territories
Nova Scotia Securities Commission
Nunavut Legal Registry
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Authorité des marchés financiers
Saskatchewan Financial Services Commission
Registrar of Securities, Government of the Yukon Territory
Toronto Stock Exchange

Dear Sirs:

Subject: Great-West Lifeco Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

Meeting Date	:	September 24, 2004
Record Date	:	August 24, 2004
Record Date for Voting	:	August 24, 2004
Beneficial Ownership Determination Date	:	August 24, 2004
Class of Securities Entitled to Receive Notice	:	Common, Preferred Series D, Preferred Series E, and Preferred Series F
Class of Securities Entitled to Vote	:	Common, Preferred Series D, Preferred Series E, and Preferred Series F
Business Type	:	Non-Routine
CUSIP Number	:	39138C106, 39138C601, 39138C700 & 39138C809
Meeting Location	:	Winnipeg, MB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"

Amanda Jones
Associate Relationship Manager
Stock Transfer Client Services
Direct Dial No: (403) 267-6525 Fax (403) 267-6529
Email: amanda.jones@computershare.com

GREAT-WEST
LIFECO INC.

RELEASE TSX:GWO

Great-West Lifeco Inc. Preferred Share Issue

*Winnipeg, August 25, 2004...*Great-West Lifeco Inc.(Lifeco) has today entered into an agreement with a syndicate of underwriters co-led by BMO Nesbitt Burns Inc. and RBC Capital Markets under which the underwriters have agreed to buy, on a bought deal basis 10,000,000, 5.20% Non-Cumulative First Preferred Shares, Series G (the "Preferred Shares") from Lifeco for sale to the public at a price of $25.00 per Preferred Share, representing an aggregate issue amount of $250,000,000. Lifeco has granted the underwriters an option to purchase up to an additional 2,000,000 Preferred Shares, exercisable at the same price per share, at any time up to 48 hours prior to closing. The offering is expected to close on September 14, 2004. The net proceeds will be used by Lifeco to redeem its Class A Preferred Shares Series 1, and for general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings and reinsurance businesses. Lifeco has operations in Canada and internationally through The Great-West Life Assurance Company, London Life Insurance Company and The Canada Life Assurance Company, and in the United States through Great-West Life & Annuity Insurance Company and The Canada Life Assurance Company. Lifeco and its subsidiaries have more than $167 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Not for distribution to U.S. news wire services or dissemination in the United States.

\- 30 -

For more information contact:

Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws. These securities may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S to the 1933 Act). See "Plan of Distribution".

Preliminary Short Form Prospectus

New Issue *August 25, 2004*

GREAT-WEST LIFECO INC.

$250,000,000

(10,000,000 shares)

5.20% Non-Cumulative First Preferred Shares, Series G

The 5.20% Non-Cumulative First Preferred Shares, Series G (the "Series G First Preferred Shares") will be entitled to fixed non-cumulative preferential cash dividends, if, as and when declared by the Board of Directors, at a rate equal to $1.30 per share per annum. The initial dividend, if declared, will be payable December 31, 2004, and will be $0.38466 per share, based upon an anticipated issue date of September 14, 2004. Thereafter, dividends will be payable quarterly on the last day of March, June, September and December in each year at a rate of $0.325 per share. Certain provisions relating to the Series G First Preferred Shares are summarized under "Details of the Offering".

On and after December 31, 2009, Great-West Lifeco Inc. ("Great-West Lifeco" or the "Corporation") may, on not less than 30 nor more than 60 days' notice, redeem for cash the Series G First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to December 31, 2010, $25.75 if redeemed on or after December 31, 2010 and prior to December 31, 2011, $25.50 if redeemed on or after December 31, 2011 and prior to December 31, 2012, $25.25 if redeemed on or after December 31, 2012 and prior to December 31, 2013 and $25.00 if redeemed on or after December 31, 2013, in each case together with all declared and unpaid dividends to but excluding the date of redemption. See "Details of the Offering".

BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc. and Merrill Lynch Canada Inc. (collectively, the "Underwriters") have agreed to purchase the Series G First Preferred Shares from the Corporation subject to the terms and conditions set forth in the underwriting agreement referred to under "Plan of Distribution" (the "Underwriting Agreement"). In connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Series G First Preferred Shares at a level above that which might otherwise prevail in the open market. Great-West Lifeco intends to use a portion of the proceeds realized from the sale of the Series G First Preferred Shares to repay part of a five year term bank loan facility provided by a syndicate of banks. Each of BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc. and TD Securities Inc. is a direct or indirect wholly-owned subsidiary of a Canadian chartered bank participating in the term bank loan facility syndicate (each a "Bank-Owned Underwriter"). **By virtue of the relationship between a Bank-Owned Underwriter and its parent bank participating in the term bank loan facility syndicate, Great-West Lifeco is a connected issuer of such Bank-Owned Underwriters under applicable securities legislation in connection with the offering.** See "Plan of Distribution".

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus.

Price: $25.00 per share to yield 5.20%

	Price to Public	Underwriters' Fee (1)	Net Proceeds to the Corporation (1)(2)
Per Series G First Preferred Share	$25.00	$0.75	$24.25
Total (3)	$250,000,000	$7,500,000	$242,500,000

(1) The Underwriters' fee is $0.25 for each Series G First Preferred Share sold to certain institutions and $0.75 for all other Series G First Preferred Shares which are sold. The Underwriters' fee set forth in the table assumes that no Series G First Preferred Shares are sold to such institutions.

(2) Before deduction of the expenses of this issue, estimated at $300,000, which together with the Underwriters' fee will be paid from the general funds of the Corporation.

(3) The Underwriters have been granted an option (the "Underwriters' Option") to purchase up to an additional 2,000,000 Series G First Preferred Shares (the "Option Shares") at the price hereunder, exercisable up to 48 hours before closing of the offering. If the Underwriters' Option is exercised in full, the total price to the public, the total Underwriters' fee and the total net proceeds to the Corporation from the offering will be $300,000,000, $9,000,000 and $291,000,000, respectively. This prospectus qualifies the grant of the Underwriters' Option and the Option Shares being issued as a result of the exercise thereof.

The Underwriters, as principals, conditionally offer the Series G First Preferred Shares subject to prior sale, if, as and when issued by Great-West Lifeco and accepted by them in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Great-West Lifeco by Blake, Cassels & Graydon LLP, and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP.

Closing of this offering is expected to take place on September 14, 2004 or such other date not later than October 15, 2004 as may be agreed upon. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. A book-entry only certificate representing the Series G First Preferred Shares distributed hereunder will be issued in registered form only to The Canadian Depository for Securities Limited ("CDS"), or its nominee, and will be deposited with CDS on the closing of this offering. A purchaser of the Series G First Preferred Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the shares are purchased.

Table of Contents

Eligibility for Investment

In the opinion of Blake, Cassels & Graydon LLP and Osler, Hoskin & Harcourt LLP, the Series G First Preferred Shares, if issued on the date hereof, would be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, and would not be foreign property for purposes of Part XI of such Act.

Recent Developments

On July 28, 2004, Great-West Lifeco announced its intention to redeem all 5,192,242 of its outstanding Non-Cumulative Class A Preferred Shares, Series 1 on October 31, 2004 for the cash redemption price of $25.00 per share. Also on July 28, 2004, Great-West Lifeco announced its intention to subdivide its outstanding common shares on a two for one basis. The subdivision will be considered for approval by the shareholders of Great-West Lifeco at a meeting on September 24, 2004.

Great-West Lifeco Inc.

Corporate Structure

The following chart summarizes Great-West Lifeco's corporate structure as at the date hereof, including its interests in its material subsidiaries. Unless otherwise indicated, all such subsidiaries are incorporated or have been continued under the laws of Canada. The indicated percentages represent holdings of common shares.



Great-West Lifeco Inc.
100%
The Great-West Life Assurance Company
100%*
GWL&A Financial Inc. (Delaware)
100%
Canada Life Financial Corporation
100%
London Insurance Group Inc.
100%
Great-West Life & Annuity Insurance Company (Colorado)
100%
The Canada Life Assurance Company
100%
London Life Insurance Company

* Held by Great-West Lifeco through wholly-owned subsidiaries.

General

Great-West Lifeco was incorporated under the *Canada Business Corporations Act* (the "CBCA") on November 8, 1979. Its name was changed to Great-West Lifeco Inc. and its capital structure was reorganized by Certificate of Amendment dated May 15, 1986. Its articles, as further amended, were restated by Restated Certificate of Incorporation dated August 7, 1997 and were subsequently amended by Certificates of Amendment dated November 6, 1997, April 23, 1998, September 9, 1998, March 3, 1999, April 22, 1999, April 26, 2001, July 7, 2003 and April 29, 2004.

The head office and principal place of business of Great-West Lifeco is located at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5.

Great-West Lifeco holds directly all of the outstanding common shares of The Great-West Life Assurance Company ("Great-West Life"), all of the outstanding preferred shares of London Life Insurance Company ("London Life") and, through wholly-owned subsidiaries, all of the outstanding common shares of Great-West Life & Annuity Insurance Company ("GWL&A"), Canada Life Financial Corporation ("CLFC") and London Insurance Group Inc. ("LIG"). Great-West Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West Life, LIG, GWL&A and CLFC. As at June 30, 2004, Power Financial Corporation controlled, directly or indirectly, approximately 74.77% of the outstanding common shares of Great-West Lifeco, representing approximately 64.99% of the voting rights attached to all of the outstanding voting shares of the Corporation.

From time to time, Great-West Lifeco and its subsidiaries evaluate existing businesses, products and services, and such review could result in Great-West Lifeco or its subsidiaries disposing of or acquiring businesses or offering new, or discontinuing existing, products and services. In the ordinary course of their operations Great-West Lifeco and its subsidiaries consider and discuss with third parties the purchase or sale of businesses or business segments.

Great-West Life, London Life and Canada Life

Great-West Life was incorporated on August 28, 1891 by an Act of Parliament of Canada. Great-West Life owns all of the common shares of LIG, a company continued under the CBCA which in turn owns all of the common shares of London Life. Great-West Life owns all of the common shares of CLFC which in turn owns all of the common shares of The Canada Life Assurance Company (''Canada Life''). Each of Great-West Life, London Life and Canada Life are Canadian insurance companies governed by the *Insurance Companies Act* (Canada) (the ''ICA'').

Great-West Life, London Life and Canada Life offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. They provide a wide range of retirement savings and income plans, as well as life, disability and critical illness insurance for individuals and families. As a leading provider of employee benefits in Canada, Great-West Life offers effective benefit solutions for large and small employee groups. Together, Great-West Life, London Life, Canada Life and their subsidiaries serve the financial security needs of nearly 12 million people across Canada.

Great-West Life & Annuity

Great-West Lifeco's principal United States subsidiary is GWL&A, a stock life insurance company organized in 1907 and domiciled in the State of Colorado and qualified to do business directly or through its subsidiaries in all states. GWL&A is a wholly-owned subsidiary of GWL&A Financial Inc. (''GWL&A Financial''), a Delaware holding company. GWL&A Financial is an indirect wholly-owned subsidiary of Great-West Lifeco.

GWL&A is a leader in providing self funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. GWL&A serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through marketing partnerships with other financial institutions.

Acquisition of Canada Life Financial Corporation

On July 10, 2003, Great-West Lifeco completed the acquisition of all of the outstanding common shares of CLFC, the parent company of Canada Life, that were not already beneficially owned by the Corporation. The price paid by the Corporation was $44.50 per CLFC common share, representing an aggregate purchase price of approximately $7.2 billion including transaction and related costs. The consideration paid by the Corporation was comprised of $4.3 billion cash, $2.1 billion of Great-West Lifeco common shares issued at a price of $37.556 per common share, $0.6 billion of Great-West Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E and $0.2 billion of Great-West Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F. The Corporation immediately transferred the common shares of CLFC to Great-West Life for consideration of approximately $7.2 billion, comprised of cash, Great-West Life common shares, and the assumption of Great-West Lifeco debt by Great-West Life.

The acquisition was accounted for using the purchase method of accounting for business combinations. At June 30, 2004, the Corporation had recorded goodwill of approximately $4.1 billion and intangible assets of approximately $1.0 billion in connection with the allocation of the purchase price. The goodwill recorded by the Corporation may be adjusted over the balance of 2004 in terms of amount and allocation to the Corporation's major reportable segments as part of the finalization of the purchase price allocation.

Additional information regarding the impact of the acquisition of CLFC on the operating results and financial position of Great-West Lifeco is in the Enhanced Management's Discussion and Analysis of the Corporation for the year ended December 31, 2003 and the Management's Discussion and Analysis of the Corporation for the six month period ended June 30, 2004, the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2003, and the interim unaudited consolidated financial statements of the Corporation as at and for the six month period ended June 30, 2004 incorporated by reference into this short form prospectus.

Unaudited Pro Forma Summary of Consolidated Operations

The unaudited pro forma summary of consolidated operations of Great-West Lifeco attached to this prospectus gives effect to the acquisition of CLFC by Great-West Lifeco. The acquisition has been reflected as if it had occurred as of January 1, 2003 for the purposes of the unaudited pro forma summary of consolidated operations for the year ended December 31, 2003.

The unaudited pro forma summary of consolidated operations is not intended to reflect the consolidated results of operations that would actually have resulted had the transaction been consummated on the date indicated, and does not represent a projection or forecast of the results which may be reported in the future. This information has been prepared for illustrative purposes only and in order to comply with applicable securities regulation.

The specific pro forma adjustments and the basic assumptions used in the preparation of the unaudited pro forma summary of consolidated operations are described in detail in the notes thereto. The pro forma adjustments are based on information currently available, on the assumptions which the Corporation considers reasonable under the circumstances and on historic accounting practices applicable to business combinations.

Use of Proceeds

The net proceeds from the sale of the Series G First Preferred Shares offered hereunder will amount to approximately $242,200,000 or $290,700,000 if the Underwriters' Option is exercised in full after deducting the Underwriters' fee and estimated expenses of the issue. The Underwriters' fee and the expenses of the issue will be paid out of the general funds of the Corporation. The net proceeds of this offering will be used by the Corporation to redeem its Class A Preferred Shares Series 1 and for general corporate purposes, including reducing its term bank loan facility.

Details of the Offering

The authorized capital of the Corporation consists of an unlimited number of First Preferred Shares, an unlimited number of Class A Preferred Shares, an unlimited number of Second Preferred Shares and an unlimited number of Common Shares.

The First Preferred Shares of the Corporation may be issued in one or more series with such rights, privileges, restrictions and conditions as the Board of Directors of the Corporation designates. The Board of Directors of the Corporation has designated 8,000,000 of the First Preferred Shares as Series A First Preferred Shares, 4,000,000 of the First Preferred Shares as Series B First Preferred Shares, 4,000,000 of the First Preferred Shares as Series C First Preferred Shares, 8,000,000 of the First Preferred Shares as Series D First Preferred Shares, 24,000,000 of the First Preferred Shares as Series E First Preferred Shares and 8,000,000 of the First Preferred Shares as Series F First Preferred Shares.

The following is a summary of certain provisions of the First Preferred Shares as a class and of the Series G First Preferred Shares.

Certain Provisions of the First Preferred Shares as a Class

Priority

With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and the Class A Preferred Shares and in priority to the Second Preferred Shares, the Common Shares and any other shares ranking junior to the First Preferred Shares. On such a distribution, the rights of the holders of the First Preferred Shares of each series will be subject to the prior satisfaction of all claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the First Preferred Shares.

Approval by First Preferred Shareholders

In addition to any shareholder approvals required by applicable law, the approval of the holders of the First Preferred Shares as a class, given in the manner described under ''Modification'' below, is required to delete, add to or vary any right, privilege, preference, restriction or condition attaching to the First Preferred Shares as a class.

Voting Rights

Subject to the temporary voting rights discussed below, the holders of First Preferred Shares of any series shall not be entitled to notice of or to attend or to vote at any meeting of the Corporation or of its shareholders except as may be specifically provided in the provisions attaching to the First Preferred Shares of such series.

Modification

The approval of all deletions from or additions to or variations of the provisions of the First Preferred Shares as a class and any other approval required to be given by the holders of the First Preferred Shares may be given by a resolution passed by an affirmative vote of at least two-thirds of the votes cast at a general meeting of the holders of First Preferred Shares duly called for that purpose. On any vote held in respect of such a resolution, holders of First Preferred Shares will be entitled to one vote per share. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof will be those from time to time prescribed by the CBCA (as from time to time amended, varied or replaced) and the by-laws of the Corporation with respect to meetings of shareholders.

Temporary Rights and Obligations

Section 411 of the ICA requires that certain insurance companies, including Great-West Life, have voting shares carrying at least 35% of the voting rights attached to all of the outstanding shares of the insurance company beneficially owned by persons other than a ''major shareholder'' of the company (or an entity controlled by a major shareholder) (the ''Public Voting Requirement''). The ICA provides that a person is a major shareholder of the company where (A) the aggregate of: (i) any voting shares of a class beneficially owned by the person and (ii) any voting shares of a class beneficially owned by entities controlled by the person, exceeds 20% of all the outstanding shares of that class or (B) the aggregate of (i) any non-voting shares of a class beneficially owned by the person and (ii) any non-voting shares of a class beneficially owned by entities controlled by the person, exceeds 30% of all the outstanding shares of that class.

As permitted by the ICA, the Public Voting Requirement applicable to Great-West Life has been satisfied by the Corporation by provisions in the Corporation's articles relating to, among other things, the attachment of voting rights to the First Preferred Shares and constraints on the issue and transfer of the First Preferred Shares. Such provisions currently apply to the First Preferred Shares and will continue to apply until the earlier of the date that: (i) Great-West Life satisfies the Public Voting Requirement in some other manner; (ii) Great-West Life is not required to satisfy the Public Voting Requirement; or (iii) the Board of Directors of the Corporation determines that it is no longer in the best interests of the Corporation to satisfy the Public Voting Requirement, and the Board of Directors has thereafter removed such voting rights (such period of time, the ''Temporary Period''). The temporary rights and obligations of the holders of First Preferred Shares during the Temporary Period are set out below.

Temporary Voting Rights and Restrictions

Holders of First Preferred Shares shall be entitled to receive notice of and to attend all meetings of holders of voting shares of the Corporation during the Temporary Period. Each First Preferred Share, from time to time, shall carry such number of votes calculated based on a formula set out in the articles of the Corporation. The formula provides that the number of votes that can be cast by holders of Common Shares and holders of First Preferred Shares, who (i) do not hold a Significant Interest, for the purposes of the ICA, in the Common Shares as a class or in the First Preferred Shares as a class and (ii) are not controlled by a person who holds a Significant Interest in the Common Shares as a class or in the First Preferred Shares as a class, will equal 35% of the outstanding voting rights attached to all voting shares of the Corporation. There are restrictions on the voting rights attached to First Preferred Shares where a person holds such shares in contravention of the Public Voting Requirement during the Temporary Period. One of these restrictions provides that where First Preferred Shares are held by a person who has a Significant Interest in the First Preferred Shares as a class, or an entity controlled by such person owns any First Preferred Shares, the voting rights attached to the First Preferred Shares of such person or entity may not be exercised.

Temporary Constraint on Issue and Transfer

During the Temporary Period, First Preferred Shares may neither be issued, nor registered in the securities register of the Corporation as transferred, where such issue or transfer would result in a person acquiring a Significant Interest in the First Preferred Shares as a class.

Declaration of Shareholder

To facilitate the monitoring of compliance with the constraints on the issue, transfer and voting rights of the First Preferred Shares, the Board of Directors of the Corporation may, in certain circumstances, require any holder of First

Preferred Shares to furnish a declaration as to matters relevant, in the opinion of the Board of Directors, to determine compliance with such share constraints.

Certain Provisions of the Series G First Preferred Shares

Dividends

The holders of the Series G First Preferred Shares will be entitled to receive quarterly non-cumulative preferential cash dividends, if, as and when declared by the Board of Directors, on the last day of March, June, September and December in each year at a rate equal to $0.325 per share. The initial dividend, if declared, will be payable on December 31, 2004 and will be $0.38466 per share, assuming an issue date of September 14, 2004.

Redemption by the Corporation

The Series G First Preferred Shares will not be redeemable prior to December 31, 2009. Subject to the provisions of any shares of the Corporation ranking prior to or pari passu with the Series G First Preferred Shares, and to the provisions described under ''Restrictions on Dividends and Retirement of Shares'', the Corporation may redeem on or after December 31, 2009 all, or from time to time any, of the then outstanding Series G First Preferred Shares. Such redemption may be made upon payment in cash of the amount of $26.00 per share if redeemed during the 12 months commencing December 31, 2009, $25.75 per share if redeemed during the 12 months commencing December 31, 2010, $25.50 per share if redeemed during the 12 months commencing December 31, 2011, $25.25 if redeemed during the 12 months commencing December 31, 2012, and $25.00 if redeemed on or after December 31, 2013, in each case together with an amount equal to all declared and unpaid dividends thereon to but excluding the date of redemption. The Corporation shall provide not less than 30 nor more than 60 days' notice of such redemption to each holder of Series G First Preferred Shares to be redeemed. If less than all of the outstanding Series G First Preferred Shares are at any time to be redeemed, the shares to be redeemed will be selected by lot or pro rata (disregarding fractions) or in such manner as the Corporation may determine.

Purchase for Cancellation

Subject to the provisions described under ''Restrictions on Dividends and Retirement of Shares'', and subject to the provisions of any shares of the Corporation ranking prior to or pari passu with the First Preferred Shares, the Corporation may at any time, or from time to time, purchase for cancellation all or any part of the Series G First Preferred Shares at the lowest price or prices at which such shares are obtainable in the opinion of the Board of Directors of the Corporation.

Restrictions on Dividends and Retirement of Shares

So long as any of the Series G First Preferred Shares are outstanding, the Corporation shall not, without the approval of the holders of the Series G First Preferred Shares given as described under ''Modification of Series'' below:

(i) declare or pay any dividend (other than stock dividends in shares ranking junior to the Series G First Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series G First Preferred Shares;

(ii) except out of the net cash proceeds of an issue of shares of the Corporation ranking junior to the Series G First Preferred Shares, redeem, purchase or otherwise retire or make any return of capital in respect of the Common Shares or other shares ranking junior to the Series G First Preferred Shares;

(iii) redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the Series G First Preferred Shares;

(iv) except pursuant to any purchase obligation, sinking fund, retraction privilege or redemption provisions attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares ranking pari passu with the Series G First Preferred Shares; or

(v) except pursuant to any purchase obligation, sinking fund, retraction privilege or redemption provisions attaching thereto or out of the net cash proceeds of an issue of shares ranking junior to the Series G First Preferred Shares, redeem, purchase or otherwise retire or make any return of capital in respect of any shares ranking in priority to the Series G First Preferred Shares;

unless all cumulative dividends then accrued and unpaid up to and including the most recent applicable dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative First Preferred Shares, if any, then issued and outstanding and on all other cumulative shares, if any, ranking pari passu with the First Preferred Shares and the dividends for the immediately preceding dividend payment period in respect of each series of non-cumulative First Preferred Shares (including the Series G First Preferred Shares) then issued and outstanding and on all other shares ranking prior to or pari passu with the Series G First Preferred Shares shall have been declared and paid or monies set aside for payment thereof.

Voting Rights

During the Temporary Period, the holders of the Series G First Preferred Shares are entitled to receive notice of and to attend and to vote at any meeting of the shareholders of the Corporation in accordance with the rights of holders of First Preferred Shares as a class and do not have any additional rights in such respect by holding Series G First Preferred Shares. Upon the termination of the Temporary Period as described under ''Details of the Offering — Certain Provisions of the First Preferred Shares as a Class — Temporary Rights and Obligations'', the holders of the Series G First Preferred Shares will not be entitled as such to receive notice of or to attend or to vote at any meeting of the shareholders of the Corporation unless and until the Corporation shall have failed to declare and pay the whole amount of a quarterly dividend on the Series G First Preferred Shares. In that event, until such time as the Corporation pays the whole amount of a quarterly dividend on the Series G First Preferred Shares, the holders of such shares will be entitled to receive notice of and to attend meetings of the shareholders of the Corporation at which directors are to be elected and will be entitled to vote for the election of two directors to be elected in conjunction with the holders of any other series of First Preferred Shares which may have a similar right. On any such vote, holders of Series G First Preferred Shares will be entitled to one vote per share, provided that if the shares of any other series of First Preferred Shares have a retraction, redemption or issue price less than the redemption price of the Series G First Preferred Shares, the number of votes per Series G First Preferred Share will be adjusted pro rata.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the Series G First Preferred Shares, the holders of the Series G First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Series G First Preferred Share plus declared and unpaid dividends up to and including the date of distribution before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of Common Shares or of shares of any other class of the Corporation ranking junior to the Series G First Preferred Shares. After payment to the holders of the Series G First Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

Modification of Series

Approval of variations to the provisions of the Series G First Preferred Shares as a series and any other authorization required to be given by the holders of such shares may be given by a resolution passed by an affirmative vote of not less than two-thirds of the votes cast at a general meeting of the holders of Series G First Preferred Shares duly called for such purpose and held upon at least 21 days' notice at which the holders of a majority of the outstanding shares of such series are present in person or represented by duly qualified proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series G First Preferred Shares then present in person or represented by proxy will form the necessary quorum. On any vote held in respect of such a resolution, holders of Series G First Preferred Shares will be entitled to one vote per share.

Tax Election

The provisions of the Series G First Preferred Shares as a series require the Corporation to make an election in prescribed form pursuant to the provisions of subsection 191.2(1) of the *Income Tax Act* (Canada), and within the time limits provided therein, for purposes of determining the tax payable under Part VI.1 of such Act with respect to the Series G First Preferred Shares. See ''Certain Canadian Federal Income Tax Considerations''.

Changes to Consolidated Capitalization

Since December 31, 2003, the Corporation has made two repayments in connection with the amount outstanding on its five year term loan facility. On June 30, 2004, the Corporation repaid $200 million and on August 5, 2004, the Corporation repaid a further $100 million.

Plan of Distribution

Pursuant to the Underwriting Agreement dated as of August 25, 2004 between the Corporation and BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc. and Merrill Lynch Canada Inc. (collectively, the "Underwriters"), the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, subject to compliance with all necessary legal requirements and to the terms and conditions contained therein, on September 14, 2004 or such other date not later than October 15, 2004 as may be agreed upon by the parties, all but not less than all of the 10,000,000 Series G First Preferred Shares at an aggregate price of $250,000,000 payable in cash to the Corporation against delivery.

In consideration for their services in connection with this offering, the Corporation has agreed to pay the Underwriters a fee equal to $0.25 per Series G First Preferred Share sold to certain institutions and $0.75 per share with respect to all other sales of Series G First Preferred Shares. Assuming that no Series G First Preferred Shares are sold to such institutions, the Underwriters' fee will be $7,500,000. All fees payable to the Underwriters will be paid on account of services rendered in connection with the issue and will be paid out of the general funds of the Corporation.

The Underwriting Agreement provides that the Underwriters may, at their discretion, terminate their obligations thereunder upon the occurrence of certain stated events or if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any action, government law or regulation, inquiry or other occurrence of any nature whatsoever which materially adversely affects, or may in the reasonable opinion of the Underwriters be expected to materially adversely affect, Canadian financial or equity markets or the business, operations or affairs of the Corporation. The Underwriters are, however, obligated to take up and pay for all the Series G First Preferred Shares if any Series G First Preferred Shares are purchased under the Underwriting Agreement.

The Underwriters may not, throughout the period of distribution, bid for or purchase the Series G First Preferred Shares. The foregoing restriction is subject to certain exemptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Series G First Preferred Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable stock exchanges relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. In connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Series G First Preferred Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. Great-West Lifeco granted to the Underwriters an option to purchase up to an additional 2,000,000 Series G First Preferred Shares (the "Option Shares") at the offering price hereunder, exercisable up to 48 hours before closing of the offering.

The Underwriting Agreement provides that without the prior written consent of BMO Nesbitt Burns Inc., the Corporation will not sell or announce its intention to sell, nor will the Corporation authorize or issue, or announce its intention to so authorize or issue, any preferred shares or securities convertible or exchangeable for or exercisable into preferred shares other than the Series G First Preferred Shares during the period commencing on August 25, 2004 and ending 60 days after closing of the offering.

The Series G First Preferred Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and, subject to certain exemptions, may not be offered or sold within the United States or to U.S. persons. The distribution of this short form prospectus and the offering and sale of the Series G First Preferred Shares are also subject to certain restrictions under the laws of certain jurisdictions outside of Canada. Each Underwriter has agreed that it will not offer for sale or sell or deliver the Series G First Preferred Shares in any such jurisdiction except in accordance with the laws thereof.

Great-West Lifeco has a five year term bank loan facility provided by a syndicate of banks, the balance of which is $298 million, that will in part be repaid through the proceeds realized from the sale of the Series G First Preferred

Shares. Each of the following Underwriters is a direct or indirect wholly-owned subsidiary of a Canadian chartered bank participating in the term bank loan facility syndicate: BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., and TD Securities Inc. (each a ''Bank-Owned Underwriter''). **By virtue of the relationship between a Bank-Owned Underwriter and its parent bank participating in the term bank loan facility syndicate, Great-West Lifeco is a connected issuer of each Bank-Owned Underwriter under applicable securities legislation in connection with the offering.**

The terms, structure and pricing of the offering of the Series G First Preferred Shares were determined through negotiations between Great-West Lifeco on the one hand and the Underwriters on the other hand. As at the date of this prospectus, Great-West Lifeco is in compliance with the terms and conditions of the term bank loan facility.

Earnings Coverage Ratios

The Corporation's annual dividend requirements on all of its preferred shares, after giving effect to the issue of the Series G First Preferred Shares (including the Option Shares), the redemption of the $130 million Class A Preferred Shares Series 1, and adjusted to a pre-tax equivalent using an effective income tax rate of 28.8% and 26.8% amounted to $121 million and $118 million for the 12 months ended December 31, 2003 and for the 12 months ended June 30, 2004, respectively.

The Corporation's annualized interest requirements on long-term debt for the 12 months ended December 31, 2003 and for the 12 months ended June 30, 2004 after giving effect to the repayment of $170 million of the five year term bank loan facility amounted to $167 million and $161 million, respectively, for each such period.

The Corporation's earnings before interest on long-term debt and income tax for the 12 months ended December 31, 2003 was $1,939 million, which is 6.7 times the aggregate adjusted dividend and interest on long-term debt requirements for this period. The Corporation's earnings before interest on long-term debt and income tax for the 12 months ended June 30, 2004 was $2,303 million, which is 8.3 times the aggregate adjusted dividend and interest on long-term debt requirements for this period.

Ratings

The Series G First Preferred Shares have been given a preliminary rating of Pfd-2 (high) n with a Stable trend by Dominion Bond Rating Service Limited (''DBRS''). Pfd-2 is the second highest of five categories of ratings used by DBRS for preferred shares and denotes ''Satisfactory Credit Quality''. The reference to ''n'' signifies that the preferred shares are non-cumulative. ''High'' and ''Low'' grades may be used to indicate the relative standing of a credit within a particular rating category.

The Series G First Preferred Shares have been given preliminary ratings of P-1 (Low) Canadian national scale and A– Global scale preferred stock rating by Standard & Poor's Ratings Services, A division of The McGraw-Hill Companies, Inc. (''S&P''). A P-1 rating is the highest of the five categories used by S&P in its Canadian national preferred share rating scale. Correspondingly, an A rating is the second highest of the nine categories used by S&P in its Global preferred share rating scale. ''High'', ''Low'', ''+'' and ''–'' grades may be used to indicate the relative standing of a credit within a particular rating category.

Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. A security rating is therefore not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agency. Ratings may be revised or withdrawn at any time by the respective rating organization.

Certain Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser of Series G First Preferred Shares pursuant to this short form prospectus (a ''Holder'') who, for purposes of the *Income Tax Act* (Canada) (the ''Act'') and at all relevant times, is, or is deemed to be, resident in Canada, deals at arm's length with the Corporation, holds such Series G First Preferred Shares as capital property, is not a ''financial institution'' as defined by section 142.2 of the Act or a ''specified financial institution'' as defined in the Act and is not affiliated with the Corporation. Certain holders whose Series G First Preferred Shares might not otherwise be capital property may in certain circumstances be entitled to have the Series G First Preferred

Shares and all other "Canadian securities" treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Act. Purchasers who do not hold their Series G First Preferred Shares as capital property, financial institutions and specified financial institutions should consult their own tax advisors with respect to their own particular circumstances.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser. Accordingly, prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Act, the regulations thereunder, all specific proposals to amend the Act and such regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), and counsels' understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") made publicly available prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all.

Dividends

Dividends (including deemed dividends) received on the Series G First Preferred Shares by an individual will be included in the individual's income and will generally be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

Dividends (including deemed dividends) received on Series G First Preferred Shares by a corporation will be included in computing the corporation's income and will generally be deductible in computing the corporation's taxable income.

The Series G First Preferred Shares are "taxable preferred shares" as defined in the Act. The terms of the Series G First Preferred Shares require the Corporation to make the necessary election under Part VI.1 of the Act so that Holders will not be subject to tax under Part IV.1 of the Act on dividends received (or deemed to be received) on the Series G First Preferred Shares.

A "private corporation", as defined in the Act, or any other corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33⅓% refundable tax under Part IV of the Act on dividends received (or deemed to be received) on the Series G First Preferred Shares to the extent such dividends are deductible in computing its taxable income.

Dispositions

A Holder who disposes of or is deemed to dispose of Series G First Preferred Shares (including on a redemption) will generally realize a capital gain (or sustain a capital loss) to the extent that the Holder's proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the Holder. The amount of any deemed dividend arising on the redemption or acquisition by the Corporation of Series G First Preferred Shares will generally not be included in computing the Holder's proceeds of disposition for purposes of computing the capital gain or loss arising on a disposition of such Series G First Preferred Shares (see "Redemption"). If the Holder is a corporation, any capital loss arising on a disposition of a Series G First Preferred Share may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on the Series G First Preferred Share. Analogous rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Generally, one-half of any capital gain will be included in computing the Holder's income as a taxable capital gain, and one-half of any capital loss may be deducted from the Holder's taxable capital gains in accordance with the rules in the Act.

Corporations that are "Canadian-controlled private corporations" as defined in the Act may be subject to an additional refundable 6⅔% tax on their "aggregate investment income" (which is defined in the Act to include an amount in respect of taxable capital gains but not dividends or deemed dividends deductible in computing taxable income).

Redemption

If the Corporation redeems Series G First Preferred Shares, or otherwise acquires or cancels Series G First Preferred Shares (other than by a purchase in the open market in the manner in which shares are normally purchased by any member of the public in the open market), the Holder will be deemed to have received a dividend equal to the amount, if any, paid by the Corporation in excess of the paid-up capital of such shares at such time as computed for purposes of the Act. Generally, the difference between the amount paid and the amount of the deemed dividend will be treated as proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such shares. In the case of a corporate Holder, it is possible that in certain circumstances all or part of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

Documents Incorporated by Reference

The following documents filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Annual Information Form of the Corporation dated April 29, 2004, including documents incorporated by reference therein;

(b) the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2003 and the report of the auditors thereon;

(c) the Enhanced Management's Discussion and Analysis of the Corporation for the year ended December 31, 2003;

(d) the Management Proxy Circular dated March 4, 2004 with respect to the annual meeting of shareholders of the Corporation held on April 29, 2004, except for the provisions of the circular titled ''Executive Compensation — Composition of the Compensation Committees'' on page 19 of the circular and ''Executive Compensation — Report on Executive Compensation'' on pages 20, 21 and 22 of the circular and the graph titled ''Five Year Total Shareholder Return Comparison'' on page 22 of the circular;

(e) the interim unaudited consolidated financial statements of the Corporation as at and for the six-month period ended June 30, 2004, together with the Interim Management's Discussion and Analysis attached thereto;

(f) the audited consolidated financial statements of CLFC as at and for the year ended December 31, 2003 and the report of the auditors thereon;

(g) the audited consolidated comparative financial statements of CLFC as at and for the years ended December 31, 2002 and December 31, 2001 and the report of the auditors thereon; and

(h) the interim unaudited consolidated financial statements of CLFC as at and for the six-month period ended June 30, 2003.

All documents of the Corporation of the type referred to above, other than confidential material change reports, and any press releases, all as filed by the Corporation with the provincial and territorial securities commissions or similar authorities in Canada after the date of this short form prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this short form prospectus.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada (the permanent information record in Québec). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Counsel and Secretary, Canada, of Great-West Lifeco at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5, telephone (204) 946-1190. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice-President, Counsel and Secretary, Canada of Great-West Lifeco at the above-mentioned address and telephone number. Copies may also be obtained through the Internet at www.sedar.com.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding

statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Risk Factors

Investors should consider carefully before purchasing Series G Preferred Shares the following risks in conjunction with the other information in this prospectus and the documents incorporated by reference herein, in particular the disclosure in the Enhanced Management's Discussion and Analysis for the year ended December 31, 2003.

Holding Company Structure

As a holding company, Great-West Lifeco's ability to pay dividends and other operating expenses and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries and its ability to raise additional capital. The likelihood that holders of Series G Preferred Shares will receive the payments owing to them in connection with the Series G Preferred Shares will be dependent upon the financial position and creditworthiness of Great-West Life, GWL&A, London Life and Canada Life. In the event of the bankruptcy, liquidation or reorganization of any of these subsidiaries, policy liabilities of these subsidiaries will be completely provided for before any assets of such subsidiaries are made available for distribution to Great-West Lifeco; in addition, the other creditors of these subsidiaries will generally be entitled to the payment of their claims before any assets are made available for distribution to Great-West Lifeco except to the extent that Great-West Lifeco is recognized as a creditor of the relevant subsidiaries. The payment of dividends and interest by the principal subsidiaries is also subject to restrictions set forth in the insurance, securities and corporate laws and regulations which require that solvency and capital standards be maintained by Great-West Life, GWL&A, London Life and Canada Life.

Operational Risk

The businesses conducted by Great-West Lifeco's principal subsidiaries are subject to risks including competition from other businesses, dependence on key personnel, claims risk, persistency (policy termination) risk, reliance on information technology systems, investment related risk and reinsurance risk including underwriting experience of morbidity, mortality and catastrophic risk.

Regulatory Environment

The businesses of certain of Great-West Lifeco's principal subsidiaries are subject to various regulatory requirements imposed by legislation and regulation in Canada, the United States, the United Kingdom and other jurisdictions applicable to insurance companies and companies providing financial services. Material changes in the regulatory framework or the failure to comply with regulatory requirements could have a material adverse effect on Great-West Lifeco.

General Economic Conditions

Unfavourable economic conditions may materially adversely affect the businesses of Great-West Lifeco's principal subsidiaries and, in turn, may materially adversely affect Great-West Lifeco and its financial condition.

Series G First Preferred Shares

The value of Series G First Preferred Shares will be affected by the general creditworthiness of Great-West Lifeco. Great-West Lifeco's Enhanced Management's Discussion and Analysis for the year ended December 31, 2003 and interim Management's Discussion and Analysis for the six-month period ended June 30, 2004 is incorporated by reference in this section. These analyses discuss, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on Great-West Lifeco's business, financial condition or results of operations. See also the discussion under ''Earnings Coverage Ratios'', which is relevant to an assessment of the risk that Great-West Lifeco will be unable to pay dividends on the Series G First Preferred Shares.

The market value of the Series G First Preferred Shares, as with other preferred shares, is primarily affected by changes (actual or anticipated) in prevailing interest rates and in the credit rating assigned to such shares. Real or anticipated changes in credit ratings on the Series G First Preferred Shares may also affect the cost at which Great-West Lifeco can transact or obtain funding, and thereby affect its liquidity, business, financial condition or results of operations.

The Series G First Preferred Shares rank equally with other First Preferred Shares of Great-West Lifeco in the event of an insolvency or winding-up of Great-West Lifeco. If Great-West Lifeco becomes insolvent or is wound-up, Great-West Lifeco's assets must be used to pay debt, including subordinated debt, before payments may be made on Series G First Preferred Shares and other preferred shares.

The Series G First Preferred Shares are non-cumulative and dividends are payable at the discretion of the Board of Directors of Great-West Lifeco. See ''Details of the Offering'' and ''Earnings Coverage'', which are relevant to an assessment of the risk that Great-West Lifeco will be unable to pay dividends on the Series G First Preferred Shares.

Stock market volatility may affect the market price of the Series G First Preferred Shares for reasons unrelated to Great-West Lifeco's performance.

There can be no assurance that an active trading market will develop for the Series G First Preferred Shares after the offering, or if developed, that such a market will be sustained at the offering price of the Series G First Preferred Shares.

Book-Based System

Registration of interest in and transfers of the Series G First Preferred Shares will only be made through the book-based system administered by CDS. On or about the Closing Date, the Corporation will deliver to CDS a certificate evidencing the aggregate number of Series G First Preferred Shares subscribed for under this offering. Series G First Preferred Shares must be purchased, transferred and surrendered for redemption through a participant in CDS (a ''CDS Participant''). All rights of an owner of Series G First Preferred Shares must be exercised through, and all payments or other property to which such owner is entitled will be made or delivered by, CDS or the CDS Participant through which the owner holds Series G First Preferred Shares. Upon a purchase of any Series G First Preferred Shares, the owner will receive only the customary confirmation. References in this short form prospectus to a holder of Series G First Preferred Shares mean, unless the context otherwise requires, the owner of the beneficial interest in such shares.

The ability of a beneficial owner of Series G First Preferred Shares to pledge such shares or otherwise take action with respect to such owner's interest in such shares (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Corporation has the option to terminate registration of the Series G First Preferred Shares through the book-based system, in which event certificates for Series G First Preferred Shares in fully registered form will be issued to the beneficial owners of such shares or their nominees.

Experts

Certain legal matters in connection with this offering will be passed upon by Blake, Cassels & Graydon LLP for the Corporation and by Osler, Hoskin & Harcourt LLP for the Underwriters. As of August 24, 2004, the partners and associates of Blake, Cassels & Graydon LLP as a group and the partners and associates of Osler, Hoskin & Harcourt LLP as a group, owned beneficially, directly or indirectly, less than one percent of any class of securities of the Corporation or any associated party or affiliate of the Corporation.

Registrar and Transfer Agent

The registrar and transfer agent for the Series G First Preferred Shares will be Computershare Trust Company of Canada or its agent at its principal office in each of the cities of Vancouver, Calgary, Toronto and Montreal.

Purchasers' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

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Compilation Report
on Unaudited Pro Forma Summary of Consolidated Operations

To the Directors of Great-West Lifeco Inc.

We have read the accompanying unaudited pro forma summary of consolidated operations for the year ended December 31, 2003 and have performed the following procedures:

1. Compared the figures in the columns captioned ''Lifeco December 31, 2003'' to the audited consolidated financial statements of the company for the year ended December 31, 2003 and found them to be in agreement.

2. Compared the figures in the columns captioned ''CLFC June 30, 2003'' to the unaudited interim financial statements of Canada Life Financial Corporation for the six months ended June 30, 2003 and found them to be in agreement.

3. Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma financial statements comply as to form in all material respects with the written requirements of the various Securities Commissions and similar regulatory authorities in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma statements comply as to form in all material respects with the written requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned ''Lifeco December 31, 2003'' and ''CLFC June 30, 2003'' for the year ended December 31, 2003, and found the amounts in the column captioned ''Total'' to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments that are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

●
Chartered Accountants

Winnipeg, Manitoba
August ● , 2004

Great-West Lifeco Inc.

Unaudited Pro Forma Summary of Consolidated Operations

For the year ended December 31, 2003

(in millions of dollars except earnings per common share)

	Lifeco December 31, 2003	CLFC June 30, 2003	Pro Forma Adjustments	Note	Total
Income					
Premium income	$ 7,069	$3,152	$156	2(k)	$10,377
Net investment income	4,529	1,119	(22)	2(a)	5,596
			2	2(b)	
			(52)	2(e)	
			(35)	2(f)	
			55	2(k)	
Fee and other income	1,831	255	13	2(k)	2,099
	13,429	4,526	117		18,072
Benefits and Expenses					
Paid or credited to policyholders	8,346	3,451	173	2(k)	11,970
Commissions	919	259	13	2(k)	1,191
Operating and other expenses	2,074	454	(14)	2(c)	2,545
			7	2(d)	
			24	2(k)	
Premium taxes	156	34	3	2(k)	193
Distribution on Capital Trust Securities	28	16	(1)	2(i)	44
			1	2(k)	
Net income before income taxes	1,906	312	(89)		2,129
Income taxes	550	63	(34)	2(h)	582
			3	2(k)	
Net income before non-controlling interests	1,356	249	(58)		1,547
Non-controlling interests — participating	105	(2)			103
other	15	—	4	2(j)	19
Net income	$ 1,236	$ 251	$ (62)		$ 1,425
Summary of Net Income					
Preferred shareholder dividends	$ 41	$ 5	$ (1)	2(i)	$ 62
			(4)	2(j)	
			21	2(g)	
Net income — common shareholders	1,195	246	(78)		1,363
Net income	$ 1,236	$ 251	$ (62)		$ 1,425
Basic earnings per common share	$ 2.95				$ 3.04
Weighted average number of common shares	405		43	3	448

Great-West Lifeco Inc.

Notes to the Unaudited Pro Forma Summary of Consolidated Operations

(unaudited, in Canadian dollars)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma summary of consolidated operations (the ''Statement'') gives effect to the acquisition on July 10, 2003 by Great-West Lifeco Inc. (''Lifeco'') of all of the outstanding common shares (the ''CLFC Common Shares'') of Canada Life Financial Corporation (''CLFC'') not already owned by Lifeco or its subsidiaries as general fund assets (the ''Acquisition''), as if it had occurred as at January 1, 2003. The Statement has been prepared by management in accordance with Canadian generally accepted accounting principles.

The unaudited pro forma summary of consolidated operations for the year ended December 31, 2003 has been prepared using the following information:

(a) Audited consolidated financial statements of Lifeco for the year ended December 31, 2003;

(b) Unaudited interim consolidated financial statements of CLFC for the six months ended June 30, 2003;

(c) Such other supplementary information as was considered necessary to reflect the Acquisition in the Statement.

For the purposes of the Statement, the purchase method of accounting has been used for the Acquisition of CLFC described above.

The Statement does not include the anticipated financial benefits from such items as cost savings arising from the Acquisition for the period January 1, 2003 to July 10, 2003.

The Statement is not necessarily indicative of the results of operations that would have resulted had the Acquisition been effected on January 1, 2003, or the results that may be obtained in the future.

Certain elements of the CLFC consolidated financial statements have been reclassified to conform to the presentation used by Lifeco.

2. SUMMARY OF CONSOLIDATED OPERATIONS

The pro forma summary of consolidated operations for the year ended December 31, 2003 incorporates the following adjustments:

(a) The elimination of the portion of unrealized net gains and deferred realized net gains attributable to shareholders in the amount of $22 million as a result of fair market value adjustments to assets and liabilities in connection with the Acquisition for the period January 1, 2003 to July 10, 2003.

(b) The elimination of the portion of interest expense in the amount of $2 million as a result of fair market value adjustments to commercial paper and other loans in connection with the Acquisition for the period January 1, 2003 to July 10, 2003.

(c) The elimination of a portion of amortization expense in the amount of $14 million as a result of fair market value adjustments to computer systems in connection with the Acquisition for the period January 1, 2003 to July 10, 2003.

(d) Amortization of identifiable intangible assets of $7 million arising from the Acquisition for the period January 1, 2003 to July 10, 2003.

(e) Interest expense of $52 million on debentures and term financing used to finance the Acquisition for the period January 1, 2003 to July 10, 2003.

(f) A reduction of investment income of $35 million as a result of the opportunity costs of the cash consideration paid to CLFC shareholders and additional internal financing for the period January 1, 2003 to July 10, 2003.

(g) Increased preferred share dividends of $21 million on the Lifeco Series E, 4.80% non-cumulative preferred shares and Lifeco Series F, 5.90% non-cumulative preferred shares issued as a result of the Acquisition for the period January 1, 2003 to July 10, 2003.

(h) Income tax effect of $34 million as a result of the above adjustments to the pro forma summary of consolidated operations.

(i) The elimination of the portion of preferred share dividends in the amount of $1 million as a result of fair market value adjustments to CLFC preferred shares in connection with the Acquisition for the period January 1, 2003 to July 10, 2003.

(j) CLFC's preferred shares became an obligation of a subsidiary of Lifeco following the Acquisition. Accordingly, CLFC's preferred share dividends have been reclassified to non-controlling interests.

(k) The earnings of CLFC for the period July 1, 2003 to July 9, 2003.

3. EARNINGS PER SHARE

Pro forma basic earnings per Lifeco Common Share for the year ended December 31, 2003 have been calculated based on the estimated weighted average number of common shares on a pro forma basis, as described below:

(a) The weighted average number of Lifeco Common Shares outstanding was 405 million for the year ended December 31, 2003.

(b) The pro forma weighted average number of Lifeco Common Shares outstanding giving effect to the acquisition of CLFC as if it had occurred on January 1, 2003 is 448 million for the year ended December 31, 2003. The weighted average number of Lifeco Common Shares outstanding reflects the issuance of 59 million Lifeco Common Shares to CLFC Common Shareholders and the issuance of an aggregate 24 million Lifeco Common Shares to Power Financial Corporation and Investors Group Inc., by way of private placement.

(This page intentionally left blank)

Certificate of Corporation

Dated: August 25, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces and territories of Canada. For the purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

By: (signed) RAYMOND L. MCFEETORS
Co-President and Chief Executive Officer

By: (signed) WILLIAM W. LOVATT
Vice-President, Finance, Canada
as Chief Financial Officer

On behalf of the Board of Directors

By: (signed) DAVID A. NIELD
Director

By: (signed) J. BLAIR MACAULAY
Director

Certificate of Underwriters

Dated: August 25, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces and territories of Canada. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO NESBITT BURNS INC.

By: (signed) THOMAS E. FLYNN

RBC DOMINION SECURITIES INC.

By: (signed) BARRY NOWOSELSKI

CIBC WORLD MARKETS INC.

By: (signed) DONALD A. FOX

NATIONAL BANK FINANCIAL INC.

By: (signed) MICHAEL D. SHUH

SCOTIA CAPITAL INC.

By: (signed) DAVID J. SKURKA

TD SECURITIES INC.

By: (signed) J. DAVID BEATTIE

MERRILL LYNCH CANADA INC.

By: (signed) YVES LOCAS

Auditors' Consent

Great-West Lifeco Inc.

We have read the preliminary short form prospectus of Great-West Lifeco Inc. (''Lifeco'') dated August 25, 2004 relating to the issue and sale of 5.20% Non-Cumulative First Preferred Shares, Series G (the ''Prospectus''). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report to the shareholders of Lifeco on the consolidated balance sheets as at December 31, 2003 and 2002 and the summaries of consolidated operations, the consolidated statements of surplus and cash flows for the years then ended. Our report is dated January 29, 2004.

(signed) DELOITTE & TOUCHE LLP

Winnipeg, Canada
August 25, 2004

Canada Life Financial Corporation — 2003

We have read the preliminary short form prospectus of Great-West Lifeco Inc. (''Lifeco'') dated August 25, 2004 relating to the issue and sale of 5.20% Non-Cumulative First Preferred Shares, Series G (the ''Prospectus''). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report to the shareholders and directors of Canada Life Financial Corporation on the consolidated balance sheet and the consolidated statement of net assets of its segregated funds as at December 31, 2003 and the consolidated statements of operations, equity, cash flows and changes in segregated funds net assets for the year then ended. Our report is dated January 29, 2004.

(signed) DELOITTE & TOUCHE LLP

Toronto, Canada
August 25, 2004

Canada Life Financial Corporation — 2002 and 2001

We have read the preliminary short form prospectus of Great-West Lifeco Inc. (''Lifeco'') dated August 25, 2004 relating to the issue and sale of 5.20% Non-Cumulative First Preferred Shares, Series G of Lifeco. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report to the shareholders of Canada Life Financial Corporation on the consolidated balance sheets of Canada Life Financial Corporation and the consolidated statements of net assets of its segregated funds as at December 31, 2002 and 2001 and the consolidated statements of net income, equity, cash flows and changes in segregated funds for each of the years in the three-year period ended December 31, 2002. Our report is dated February 4, 2003.

(signed) ERNST & YOUNG LLP

Toronto, Canada
August 25, 2004

GREAT-WEST
LIFECO INC.

Exemption # 82-34728

GREAT-WEST
LIFECO INC.

Registered Office – Winnipeg, Manitoba

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting of the Common Shareholders and First Preferred Shareholders of Great-West Lifeco Inc. (the "Corporation") will be held at the offices of the Corporation, 100 Osborne Street North, Winnipeg, Manitoba, Canada on Friday, September 24, 2004, at 10:00a.m., local time, for the following purposes:

(1) to consider and, if deemed advisable, to pass, with or without variation, a special resolution to amend the articles of the Corporation for the purpose of subdividing each of the Common Shares of the Corporation on a two-for-one basis, as described in the Management Proxy Circular attached hereto; and

(2) to transact such other business as may properly come before the Special Meeting or any adjournment thereof.

By Order of the Board of Directors

S.A. Wagar
Vice-President, Counsel and
Secretary, Canada

Winnipeg, Manitoba
August 24, 2004

HOLDERS OF COMMON SHARES OR FIRST PREFERRED SHARES WHO DO NOT EXPECT TO BE PRESENT AT THE SPECIAL MEETING ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING FORM OF PROXY AND TO RETURN IT TO COMPUTERSHARE TRUST COMPANY OF CANADA IN THE POSTAGE PAID ENVELOPE ENCLOSED FOR THAT PURPOSE.

IN ORDER TO BE VOTED AT THE SPECIAL MEETING OR AT ANY ADJOURNMENT THEREOF, THE COMPLETED FORM OF PROXY MUST BE MAILED SO AS TO REACH, OR MUST BE DEPOSITED WITH, COMPUTERSHARE TRUST COMPANY OF CANADA, STOCK TRANSFER SERVICES, 9th FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5J 2Y1 NOT LATER THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE SPECIAL MEETING, OR ANY ADJOURNMENT THEREOF.

GREAT-WEST
LIFECO INC.

Registered Office – Winnipeg, Manitoba

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is furnished in connection with the solicitation by or on behalf of the management of Great-West Lifeco Inc. (the "Corporation") of proxies for use at the special meeting of the shareholders of the Corporation to be held on Friday, September 24, 2004 at 10:00 a.m. (the "Meeting"), or any adjournment thereof. The method of solicitation will be primarily by mail. However, proxies may also be solicited by regular employees of the Corporation or of its subsidiaries in writing or by telephone. The cost of solicitation will be borne by the Corporation.

Appointment of Proxy

To be effective, proxies must be received by Computershare Trust Company of Canada ("Computershare"), Stock Transfer Services, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 (or be deposited with Computershare, Stock Transfer Services, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada) not later than 48 hours before the commencement of the Meeting, or any adjournment thereof.

Revocation of Proxy

A shareholder giving a proxy may revoke the proxy by instrument in writing executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation, 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

Outstanding Voting Shares

As of August 24, 2004, 445,452,757 Common Shares, 8,000,000 First Preferred Shares Series D, 23,868,132 First Preferred Shares Series E, and 7,957,006 First

Preferred Shares Series F of the Corporation were issued and outstanding. The Common Shares and First Preferred Shares are herein sometimes collectively referred to as the "Voting Shares".

Only holders of Voting Shares of record as of the close of business on August 24, 2004 will be entitled to attend and vote at the Meeting. Each such holder of Common Shares will be entitled to one vote for each Common Share held by him or her in respect of all matters voted upon at the Meeting, and each such holder of First Preferred Shares will be entitled to 1.69 votes for each First Preferred Share held by him or her in respect of all matters voted upon at the Meeting.

The Corporation's articles were amended on June 1, 1997 to (a) restrict the issue and transfer of the First Preferred Shares so as to prevent a person from acquiring more than 10% of the First Preferred Shares as a class, and (b) restrict the voting rights attached to any First Preferred Shares held in contravention of such 10% limit. These restrictions were imposed to assist the Corporation in complying with Section 411 of the *Insurance Companies Act* (Canada).

Principal Holders of Voting Shares

To the knowledge of the directors and officers of the Corporation, as of August 24, 2004, Power Financial Corporation ("PFC") controlled, directly or indirectly, 333,332,726 Common Shares or 74.83% of the outstanding Common Shares, representing approximately 64.99% of the voting rights attached to all of the outstanding voting shares of the Corporation, and Mr. Paul Desmarais, Sr., and associates had voting control of PFC, a subsidiary of Power Corporation of Canada. To the knowledge of the directors and officers of the Corporation, no other person directly or indirectly owned, beneficially or of record, or exercised control or direction over, more than 10 per cent of any class of Voting Shares.

SUBDIVISION OF COMMON SHARES

Particulars of the Proposed Subdivision of Common Shares

Subject to the approval of the holders of the Voting Shares, the directors have resolved that each of the issued and unissued Common Shares be subdivided into two Common Shares. The proposed subdivision will double the number of Common Shares outstanding and available for purchase by members of the investing public and will reduce the price per share at which such Common Shares may be acquired. The Corporation believes that the proposed share subdivision is in the best interests of the Corporation and its shareholders, in that the reduced price per share should facilitate more active trading in the Common Shares of the Corporation. The proposed subdivision must be effected through an amendment

to the articles of the Corporation (the "Articles"). The Meeting has been called for the purpose of seeking the approval of the holders of the Voting Shares to such an amendment.

Income Tax Considerations

The following discussion should not be considered to be legal or tax advice to any particular holder of Common Shares of the Corporation and holders of Common Shares are advised to consult with their own tax advisers, including with respect to state and local taxation.

The Corporation has been advised by counsel that, under the current provisions of the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder, and taking into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance prior to the date hereof and counsel's understanding of the published administrative policies and assessing practices of the Canada Revenue Agency publicly available prior to the date hereof, neither the subdivision of Common Shares nor the amendment to the Articles to effect the subdivision will result in a disposition or acquisition of Common Shares of the Corporation. Therefore, holders of Common Shares will not realize a gain or loss or any taxable income for purposes of the Tax Act as a result thereof. The cost of a Common Share for purposes of the Tax Act to a holder immediately following the subdivision will be equal to 50% of the cost for purposes of the Tax Act of a Common Share to such holder immediately prior to the subdivision of the Common Shares.

The Corporation has also been advised by counsel that, under the current provisions of the tax laws and regulations of the United States, the United Kingdom and Ireland, and taking into account all specific proposals to amend such laws and regulations publicly announced prior to the date hereof and counsel's understanding of the published administrative policies and assessing practices of the applicable tax authorities publicly available prior to the date hereof, neither the subdivision of Common Shares nor the amendment to the Articles to effect the subdivision will result in the recognition by holders of Common Shares of gain or loss or taxable income for taxation purposes of the United States, the United Kingdom or Ireland.

Votes Required to Pass the Special Resolution

To be passed, the special resolution to approve the amendment of the Articles to effect the proposed share subdivision must be approved by a majority of not less than two-thirds of the votes cast by the holders of the Voting Shares present in person or represented by proxy at the Meeting. The text of the proposed special resolution is attached as Appendix "A" (the "Special Resolution") and forms part of this Management Proxy Circular.

The Special Resolution provides that the directors of the Corporation may revoke the Special Resolution before the issuance of a certificate of amendment to the Articles by the Director under the *Canada Business Corporations Act* ("CBCA") without the approval of shareholders.

Unless contrary instructions are given, the Voting Shares represented by the enclosed proxy will be voted FOR the Special Resolution.

Effective Date

If the Special Resolution is passed by the requisite majority of shareholders, the Corporation intends to file articles of amendment with the Director under the CBCA as soon as possible following the Meeting. The subdivision of the Common Shares will become effective on the date (the "Effective Date") determined by the Corporation and specified in the amendment to the Articles. Pursuant to the rules of the Toronto Stock Exchange (the "TSX") the Effective Date cannot be less than seven trading days and not more than ten trading days after the date the amendment to the Articles is filed by the Corporation. Holders of record at the close of business on the Effective Date will be entitled to receive share certificates for additional Common Shares, resulting from the subdivision. Pursuant to the rules of the TSX, the Common Shares will commence trading on a subdivided basis at the opening of business on the second trading day preceding the Effective Date.

Delivery of Share Certificates

Share certificates for the additional Common Shares resulting from the subdivision will be forwarded by prepaid mail to each shareholder of the Corporation entitled to receive such share certificates within seven business days of the Effective Date at the address of such shareholders as it appears on the register of shareholders on that date. Shareholders who hold their shares through intermediaries should ensure that they are registered as shareholders prior to that date if they wish to receive their new share certificates directly.

Assisted Sales Program and Delivery of Ownership Statements

Shareholders that hold ownership statements of the Corporation indicating their holdings of Common Shares will receive revised ownership statements which will reflect the subdivision of Common Shares. A revised ownership statement will be sent to each shareholder of the Corporation entitled to receive such ownership statement within seven business days of the Effective Date at the address for such holder maintained by Computershare, the administrator of the Corporation's assisted sales program (the "ASP"). The ASP will be unavailable for use by

holders of Common Shares for five business days prior to the Effective Date in order to allow Computershare to process the subdivision. Any holders of ownership statements should contact Computershare with any further questions relating thereto.

Statement of Executive Compensation

Disclosure regarding compensation of the named executive officers of the Corporation, option grants to the named executive officers during the most recently completed financial year, aggregate option exercises by the named executive officers during the most recently completed financial year and financial year end option values, the Corporation's pension plans, composition of the compensation committee of the Corporation, the report of the Corporation's compensation committee on executive compensation and compensation of the directors of the Corporation may be found at pages 15 to 23 of the Corporation's management proxy circular dated March 4, 2004 (the "AGM Proxy Circular") under the headings "Executive Compensation - Compensation of the Named Executive Officers", "- Composition of the Compensation Committees", "-Report on Executive Compensation" and "- Compensation of Directors", respectively, which sections are incorporated by reference herein.

Performance Graph

A performance graph showing the yearly change in the cumulative total shareholder return on the Corporation's Common Shares compared with the S&P/TSX Composite Index, over the five-year period ended December 31, 2003 may be found at page 22 of the AGM Proxy Circular under the heading "Executive Compensation - Five Year Total Shareholder Return Comparison", which section is incorporated by reference herein.

Auditors of the Corporation

Deloitte & Touche LLP has been appointed as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders.

Additional Information

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

Financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis of operating results for its most recently completed financial year. Copies of the Corporation's financial

statements and management's discussion and analysis of operating results can be obtained by contacting the Vice-President, Counsel and Secretary, Canada of the Corporation, 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5.

Available Documentation

The Corporation shall provide to any person or company, upon request to the Vice-President, Counsel and Secretary, Canada, of the Corporation, one copy of (i) the Corporation's latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, (ii) the comparative financial statements of the Corporation for its most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditors thereon, management's discussion and analysis of operating results and any interim financial statements of the Corporation issued subsequent to the annual financial statements and (iii) the information circular of the Corporation in respect of the most recent annual meeting of its shareholders. The Corporation may require the payment of a reasonable charge when the request is made by someone who is not a security holder thereof, unless securities of the Corporation are in the course of a distribution pursuant to a short form prospectus, in which case such documents will be provided free of charge.

Approval by Directors

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors.

Winnipeg, Manitoba
August 24, 2004

S.A. Wagar
Vice-President, Counsel and
Secretary, Canada

SCHEDULE "A"

RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Articles of the Corporation be amended to subdivide each of the Common Shares of the Corporation, whether issued or unissued, into two Common Shares;

2. either one of the Co-Presidents and Chief Executive Officers or the Vice-President, Counsel and Secretary, Canada be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and instruments, including articles of amendment in prescribed form, and to take such other actions as may be necessary or desirable to give effect to this special resolution; and

3. the directors may, in their sole discretion, revoke this special resolution without further approval of the shareholders at any time prior to the issuance by the Director appointed under the *Canada Business Corporations Act* of a certificate of amendment of Articles referred to in Paragraph 1 of this special resolution.

Exemption # 82-34728

GREAT-WEST
LIFECO INC.


SEC MAIL PROCESSING
RECEIVED
SEP 13 2004
WASH., D.C.
208
SECTION

Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example.


ABC
123
X

Form of Proxy - Special Meeting to be held on September 24, 2004

Notes to Proxy

1. **Every shareholder has the right to appoint a proxyholder (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his/her behalf at the Special Meeting. If you wish to appoint a proxyholder other than the persons whose names are printed herein, please insert the name of such other proxyholder in the space provided (see reverse).**

2. If the shares represented by this proxy are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered owners should sign this proxy. If you are signing this proxy on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the shares are registered.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.

5. The shares represented by this proxy will be voted or withheld from voting as directed by the shareholder, however, if such direction is not given in respect of any matter, this proxy will be voted for the special resolution to amend the articles of the Corporation.

Proxies must be received not later than 48 hours prior to the commencement of the Special Meeting or any adjournment thereof.

THANK YOU



This Proxy is solicited by and on behalf of Management of the Corporation for the September 24, 2004 Special Meeting of Shareholders

Appointment of Proxyholder

I/We being holder(s) of Common Shares or First Preferred Shares issued by Great-West Lifeco Inc. (the "Corporation"), hereby appoint R.L. McFeetors or failing him R. Gratton or failing him J. W. Burns

OR

instead of any of the foregoing (print the name of the person you wish to appoint)

as my/our nominee to attend and act for and on my/our behalf at the Special Meeting and at any adjournment thereof, with full power of substitution and with all the powers which I/we could exercise if personally present and with authority to vote or withhold from voting as herein specified (or if no directions have been given, as my/our nominee sees fit) and on all other matters that may properly come before the Special Meeting and any adjournment thereof.

1. Approval of Special Resolution

Vote FOR the special resolution to amend the articles of the Corporation as set forth in the accompanying Management Proxy Circular

OR

Vote AGAINST the special resolution to amend the articles of the Corporation as set forth in the accompanying Management Proxy Circular

2. Vote at the discretion of the nominee in respect of any amendments or variations to the foregoing and in respect of such other business as may properly come before the Special Meeting and any adjournment thereof.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Special Meeting.

Signature(s)

Date - Day / Month / Year



GWOQ

0056YA



Suite 600
530 8th Avenue SW
Calgary, Alberta T2P 3S8

August 31, 2004

To: British Columbia Securities Commission
The Manitoba Securities Commission
Alberta Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
Saskatchewan Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland Securities Commission
Yukon Territories Securities Commission
The Director, Consumer & Corporate Affairs
Toronto Stock Exchange

Dear Sirs:

Subject: Great-West Lifeco Inc.

We confirm that the following material was sent by pre-paid mail between August 30th and August 31st, 2004, to the registered shareholders of the Common stock and First Preferred stock Series D, Series E and Series F of the subject Corporation:

1. Notice of Special Meeting to Shareholders / Management Proxy Circular
2. Form of Proxy
3. Postage Paid Proxy Return Envelope for Canada, International, and the United States.

We also confirm that between August 30th and 31st, 2004, we sent by pre-paid mail to all registered Common and Preferred shareholders of the subject Corporation, copy of the French version of the above material who elected to receive their material in the French language.

We further confirm that copies of the above mentioned material were sent by courier between August 30th and August 31st, 2004 to all intermediaries holding shares of the Corporation, who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications, excluding ADP Investor Communications and ADP Proxy Services.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Sincerely,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Signed by"
Marilyne Paynter
Relationship Manager
Stock Transfer Services
Phone: (403) 267-6824
Fax: (403) 267-6529

cc: Great-West Lifeco Inc.
Attention: Laurie Speers

MEP/43601

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws. These securities may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S to the 1933 Act). See "Plan of Distribution".

Short Form Prospectus

New Issue | *September 1, 2004*

GREAT-WEST LIFECO INC.

$300,000,000

(12,000,000 shares)

5.20% Non-Cumulative First Preferred Shares, Series G

The 5.20% Non-Cumulative First Preferred Shares, Series G (the "Series G First Preferred Shares") will be entitled to fixed non-cumulative preferential cash dividends, if, as and when declared by the Board of Directors, at a rate equal to $1.30 per share per annum. The initial dividend, if declared, will be payable December 31, 2004, and will be $0.38466 per share, based upon an anticipated issue date of September 14, 2004. Thereafter, dividends will be payable quarterly on the last day of March, June, September and December in each year at a rate of $0.325 per share. Certain provisions relating to the Series G First Preferred Shares are summarized under "Details of the Offering".

On and after December 31, 2009, Great-West Lifeco Inc. ("Great-West Lifeco" or the "Corporation") may, on not less than 30 nor more than 60 days' notice, redeem for cash the Series G First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to December 31, 2010, $25.75 if redeemed on or after December 31, 2010 and prior to December 31, 2011, $25.50 if redeemed on or after December 31, 2011 and prior to December 31, 2012, $25.25 if redeemed on or after December 31, 2012 and prior to December 31, 2013 and $25.00 if redeemed on or after December 31, 2013, in each case together with all declared and unpaid dividends to but excluding the date of redemption. See "Details of the Offering".

BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc. and Merrill Lynch Canada Inc. (collectively, the "Underwriters") have agreed to purchase the Series G First Preferred Shares from the Corporation subject to the terms and conditions set forth in the underwriting agreement referred to under "Plan of Distribution" (the "Underwriting Agreement"). In connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Series G First Preferred Shares at a level above that which might otherwise prevail in the open market. Great-West Lifeco intends to use a portion of the proceeds realized from the sale of the Series G First Preferred Shares to repay part of a five year term bank loan facility provided by a syndicate of banks. Each of BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc. and TD Securities Inc. is a direct or indirect wholly-owned subsidiary of a Canadian chartered bank participating in the term bank loan facility syndicate (each a "Bank-Owned Underwriter"). **By virtue of the relationship between a Bank-Owned Underwriter and its parent bank participating in the term bank loan facility syndicate, Great-West Lifeco is a connected issuer of such Bank-Owned Underwriters under applicable securities legislation in connection with the offering.** See "Plan of Distribution".

There is currently no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus. The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the Series G First Preferred Shares. Listing of such shares is subject to the Corporation fulfilling all of the requirements of the TSX on or before November 24, 2004.

Price: $25.00 per share to yield 5.20%

	Price to Public	Underwriters' Fee (1)	Net Proceeds to the Corporation (1)(2)
Per Series G First Preferred Share	$25.00	$0.75	$24.25
Total (3)	$300,000,000	$9,000,000	$291,000,000

(1) The Underwriters' fee is $0.25 for each Series G First Preferred Share sold to certain institutions and $0.75 for all other Series G First Preferred Shares which are sold. The Underwriters' fee set forth in the table assumes that no Series G First Preferred Shares are sold to such institutions.

(2) Before deduction of the expenses of this issue, estimated at $300,000, which together with the Underwriters' fee will be paid from the general funds of the Corporation.

(3) On September 1, 2004, the Underwriters exercised an option to purchase 2,000,000 Series G First Preferred Shares. This prospectus qualifies the issuance of shares pursuant to such option.

The Underwriters, as principals, conditionally offer the Series G First Preferred Shares subject to prior sale, if, as and when issued by Great-West Lifeco and accepted by them in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Great-West Lifeco by Blake, Cassels & Graydon LLP, and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP.

Closing of this offering is expected to take place on September 14, 2004 or such other date not later than October 15, 2004 as may be agreed upon. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. A book-entry only certificate representing the Series G First Preferred Shares distributed hereunder will be issued in registered form only to The Canadian Depository for Securities Limited ("CDS"), or its nominee, and will be deposited with CDS on the closing of this offering. A purchaser of the Series G First Preferred Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the shares are purchased.

Table of Contents

Eligibility for Investment

In the opinion of Blake, Cassels & Graydon LLP and Osler, Hoskin & Harcourt LLP, the Series G First Preferred Shares, if issued on the date hereof, would be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, and would not be foreign property for purposes of Part XI of such Act.

Recent Developments

On July 28, 2004, Great-West Lifeco announced its intention to redeem all 5,192,242 of its outstanding Non-Cumulative Class A Preferred Shares, Series 1 on October 31, 2004 for the cash redemption price of $25.00 per share. Also on July 28, 2004, Great-West Lifeco announced its intention to subdivide its outstanding common shares on a two-for-one basis. The subdivision will be considered for approval by the shareholders of Great-West Lifeco at a meeting on September 24, 2004.

Great-West Lifeco Inc.

Corporate Structure

The following chart summarizes Great-West Lifeco's corporate structure as at the date hereof, including its interests in its material subsidiaries. Unless otherwise indicated, all such subsidiaries are incorporated or have been continued under the laws of Canada. The indicated percentages represent holdings of common shares.


Great-West Lifeco Inc.
100%
100%*
The Great-West Life Assurance Company
GWL&A Financial Inc. (Delaware)
100%
100%
100%
Canada Life Financial Corporation
London Insurance Group Inc.
Great-West Life & Annuity Insurance Company (Colorado)
100%
100%
The Canada Life Assurance Company
London Life Insurance Company

* Held by Great-West Lifeco through wholly-owned subsidiaries.

General

Great-West Lifeco was incorporated under the *Canada Business Corporations Act* (the ''CBCA'') on November 8, 1979. Its name was changed to Great-West Lifeco Inc. and its capital structure was reorganized by Certificate of Amendment dated May 15, 1986. Its articles, as further amended, were restated by Restated Certificate of Incorporation dated August 7, 1997 and were subsequently amended by Certificates of Amendment dated November 6, 1997, April 23, 1998, September 9, 1998, March 3, 1999, April 22, 1999, April 26, 2001, July 7, 2003 and April 29, 2004.

The head office and principal place of business of Great-West Lifeco is located at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5.

Great-West Lifeco holds directly all of the outstanding common shares of The Great-West Life Assurance Company (''Great-West Life''), all of the outstanding preferred shares of London Life Insurance Company (''London Life'') and, through wholly-owned subsidiaries, all of the outstanding common shares of Great-West Life & Annuity Insurance Company (''GWL&A''), Canada Life Financial Corporation (''CLFC'') and London Insurance Group Inc. (''LIG''). Great-West Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West Life, LIG, GWL&A and CLFC. As at June 30, 2004, Power Financial Corporation controlled, directly or indirectly, approximately 74.77% of the outstanding common shares of Great-West Lifeco, representing approximately 64.99% of the voting rights attached to all of the outstanding voting shares of the Corporation.

From time to time, Great-West Lifeco and its subsidiaries evaluate existing businesses, products and services, and such review could result in Great-West Lifeco or its subsidiaries disposing of or acquiring businesses or offering new, or discontinuing existing, products and services. In the ordinary course of their operations Great-West Lifeco and its subsidiaries consider and discuss with third parties the purchase or sale of businesses or business segments.

Great-West Life, London Life and Canada Life

Great-West Life was incorporated on August 28, 1891 by an Act of Parliament of Canada. Great-West Life owns all of the common shares of LIG, a company continued under the CBCA which in turn owns all of the common shares of London Life. Great-West Life owns all of the common shares of CLFC which in turn owns all of the common shares of The Canada Life Assurance Company (''Canada Life''). Each of Great-West Life, London Life and Canada Life are Canadian insurance companies governed by the *Insurance Companies Act* (Canada) (the ''ICA'').

Great-West Life, London Life and Canada Life offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. They provide a wide range of retirement savings and income plans, as well as life, disability and critical illness insurance for individuals and families. As a leading provider of employee benefits in Canada, Great-West Life offers effective benefit solutions for large and small employee groups. Together, Great-West Life, London Life, Canada Life and their subsidiaries serve the financial security needs of nearly 12 million people across Canada.

Great-West Life & Annuity

Great-West Lifeco's principal United States subsidiary is GWL&A, a stock life insurance company organized in 1907 and domiciled in the State of Colorado and qualified to do business directly or through its subsidiaries in all states. GWL&A is a wholly-owned subsidiary of GWL&A Financial Inc. (''GWL&A Financial''), a Delaware holding company. GWL&A Financial is an indirect wholly-owned subsidiary of Great-West Lifeco.

GWL&A is a leader in providing self funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. GWL&A serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through marketing partnerships with other financial institutions.

Acquisition of Canada Life Financial Corporation

On July 10, 2003, Great-West Lifeco completed the acquisition of all of the outstanding common shares of CLFC, the parent company of Canada Life, that were not already beneficially owned by the Corporation. The price paid by the Corporation was $44.50 per CLFC common share, representing an aggregate purchase price of approximately $7.2 billion including transaction and related costs. The consideration paid by the Corporation was comprised of $4.3 billion cash, $2.1 billion of Great-West Lifeco common shares issued at a price of $37.556 per common share, $0.6 billion of Great-West Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E and $0.2 billion of Great-West Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F. The Corporation immediately transferred the common shares of CLFC to Great-West Life for consideration of approximately $7.2 billion, comprised of cash, Great-West Life common shares, and the assumption of Great-West Lifeco debt by Great-West Life.

The acquisition was accounted for using the purchase method of accounting for business combinations. At June 30, 2004, the Corporation had recorded goodwill of approximately $4.1 billion and intangible assets of approximately $1.0 billion in connection with the allocation of the purchase price. The goodwill recorded by the Corporation may be adjusted over the balance of 2004 in terms of amount and allocation to the Corporation's major reportable segments as part of the finalization of the purchase price allocation.

Additional information regarding the impact of the acquisition of CLFC on the operating results and financial position of Great-West Lifeco is in the Enhanced Management's Discussion and Analysis of the Corporation for the year ended December 31, 2003 and the Management's Discussion and Analysis of the Corporation for the six-month period ended June 30, 2004, the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2003 and 2002, and the interim unaudited consolidated financial statements of the Corporation as at and for the six-month periods ended June 30, 2004 and 2003 incorporated by reference into this short form prospectus.

Unaudited Pro Forma Summary of Consolidated Operations

The unaudited pro forma summary of consolidated operations of Great-West Lifeco attached to this prospectus gives effect to the acquisition of CLFC by Great-West Lifeco. The acquisition has been reflected as if it had occurred as of January 1, 2003 for the purposes of the unaudited pro forma summary of consolidated operations for the year ended December 31, 2003.

The unaudited pro forma summary of consolidated operations is not intended to reflect the consolidated results of operations that would actually have resulted had the transaction been consummated on the date indicated, and does not represent a projection or forecast of the results which may be reported in the future. This information has been prepared for illustrative purposes only and in order to comply with applicable securities regulation.

The specific pro forma adjustments and the basic assumptions used in the preparation of the unaudited pro forma summary of consolidated operations are described in detail in the notes thereto. The pro forma adjustments are based on information currently available, on the assumptions which the Corporation considers reasonable under the circumstances and on historic accounting practices applicable to business combinations.

Use of Proceeds

The net proceeds from the sale of the Series G First Preferred Shares offered hereunder will amount to approximately $290,700,000 after deducting the Underwriters' fee and estimated expenses of the issue. The Underwriters' fee and the expenses of the issue will be paid out of the general funds of the Corporation. The net proceeds of this offering will be used by the Corporation to redeem its Class A Preferred Shares Series 1 and for general corporate purposes, including reducing its term bank loan facility.

Details of the Offering

The authorized capital of the Corporation consists of an unlimited number of First Preferred Shares, an unlimited number of Class A Preferred Shares, an unlimited number of Second Preferred Shares and an unlimited number of Common Shares.

The First Preferred Shares of the Corporation may be issued in one or more series with such rights, privileges, restrictions and conditions as the Board of Directors of the Corporation designates. The Board of Directors of the Corporation has designated 8,000,000 of the First Preferred Shares as Series A First Preferred Shares, 4,000,000 of the First Preferred Shares as Series B First Preferred Shares, 4,000,000 of the First Preferred Shares as Series C First Preferred Shares, 8,000,000 of the First Preferred Shares as Series D First Preferred Shares, 24,000,000 of the First Preferred Shares as Series E First Preferred Shares and 8,000,000 of the First Preferred Shares as Series F First Preferred Shares.

The following is a summary of certain provisions of the First Preferred Shares as a class and of the Series G First Preferred Shares.

Certain Provisions of the First Preferred Shares as a Class

Priority

With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and the Class A Preferred Shares and in priority to the Second Preferred Shares, the Common Shares and any other shares ranking junior to the First Preferred Shares. On such a distribution, the rights of the holders of the First Preferred Shares of each series will be subject to the prior satisfaction of all claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the First Preferred Shares.

Approval by First Preferred Shareholders

In addition to any shareholder approvals required by applicable law, the approval of the holders of the First Preferred Shares as a class, given in the manner described under ''Modification'' below, is required to delete, add to or vary any right, privilege, preference, restriction or condition attaching to the First Preferred Shares as a class.

Voting Rights

Subject to the temporary voting rights discussed below, the holders of First Preferred Shares of any series shall not be entitled to notice of or to attend or to vote at any meeting of the Corporation or of its shareholders except as may be specifically provided in the provisions attaching to the First Preferred Shares of such series.

Modification

The approval of all deletions from or additions to or variations of the provisions of the First Preferred Shares as a class and any other approval required to be given by the holders of the First Preferred Shares may be given by a resolution passed by an affirmative vote of at least two-thirds of the votes cast at a general meeting of the holders of First Preferred Shares duly called for that purpose. On any vote held in respect of such a resolution, holders of First Preferred Shares will be entitled to one vote per share. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof will be those from time to time prescribed by the CBCA (as from time to time amended, varied or replaced) and the by-laws of the Corporation with respect to meetings of shareholders.

Temporary Rights and Obligations

Section 411 of the ICA requires that certain insurance companies, including Great-West Life, have voting shares carrying at least 35% of the voting rights attached to all of the outstanding shares of the insurance company beneficially owned by persons other than a ''major shareholder'' of the company (or an entity controlled by a major shareholder) (the ''Public Voting Requirement''). The ICA provides that a person is a major shareholder of the company where (A) the aggregate of: (i) any voting shares of a class beneficially owned by the person and (ii) any voting shares of a class beneficially owned by entities controlled by the person, exceeds 20% of all the outstanding shares of that class or (B) the aggregate of (i) any non-voting shares of a class beneficially owned by the person and (ii) any non-voting shares of a class beneficially owned by entities controlled by the person, exceeds 30% of all the outstanding shares of that class.

As permitted by the ICA, the Public Voting Requirement applicable to Great-West Life has been satisfied by the Corporation by provisions in the Corporation's articles relating to, among other things, the attachment of voting rights to the First Preferred Shares and constraints on the issue and transfer of the First Preferred Shares. Such provisions currently apply to the First Preferred Shares and will continue to apply until the earlier of the date that: (i) Great-West Life satisfies the Public Voting Requirement in some other manner; (ii) Great-West Life is not required to satisfy the Public Voting Requirement; or (iii) the Board of Directors of the Corporation determines that it is no longer in the best interests of the Corporation to satisfy the Public Voting Requirement, and the Board of Directors has thereafter removed such voting rights (such period of time, the ''Temporary Period''). The temporary rights and obligations of the holders of First Preferred Shares during the Temporary Period are set out below.

Temporary Voting Rights and Restrictions

Holders of First Preferred Shares shall be entitled to receive notice of and to attend all meetings of holders of voting shares of the Corporation during the Temporary Period other than meetings of holders of a class or series of a class of shares at which such holders are entitled to vote separately as a class or series of a class. Each First Preferred Share, from time to time, shall carry such number of votes calculated based on a formula set out in the articles of the Corporation. The formula provides that the number of votes that can be cast by holders of Common Shares and holders of First Preferred Shares, who (i) do not hold a Significant Interest, for the purposes of the ICA, in the Common Shares as a class or in the First Preferred Shares as a class and (ii) are not controlled by a person who holds a Significant Interest in the Common Shares as a class or in the First Preferred Shares as a class, will equal 35% of the outstanding voting rights attached to all voting shares of the Corporation. There are restrictions on the voting rights attached to First Preferred Shares where a person holds such shares in contravention of the Public Voting Requirement during the Temporary Period. One of these restrictions provides that where First Preferred Shares are held by a person who has a Significant Interest in the First Preferred Shares as a class, or an entity controlled by such person owns any First Preferred Shares, the voting rights attached to the First Preferred Shares of such person or entity may not be exercised.

Temporary Constraint on Issue and Transfer

During the Temporary Period, First Preferred Shares may neither be issued, nor registered in the securities register of the Corporation as transferred, where such issue or transfer would result in a person acquiring a Significant Interest in the First Preferred Shares as a class.

Declaration of Shareholder

To facilitate the monitoring of compliance with the constraints on the issue, transfer and voting rights of the First Preferred Shares, the Board of Directors of the Corporation may, in certain circumstances, require any holder of First

Preferred Shares to furnish a declaration as to matters relevant, in the opinion of the Board of Directors, to determine compliance with such share constraints.

Certain Provisions of the Series G First Preferred Shares

Dividends

The holders of the Series G First Preferred Shares will be entitled to receive quarterly non-cumulative preferential cash dividends, if, as and when declared by the Board of Directors, on the last day of March, June, September and December in each year at a rate equal to $0.325 per share. The initial dividend, if declared, will be payable on December 31, 2004 and will be $0.38466 per share, assuming an issue date of September 14, 2004.

Redemption by the Corporation

The Series G First Preferred Shares will not be redeemable prior to December 31, 2009. Subject to the provisions of any shares of the Corporation ranking prior to or pari passu with the Series G First Preferred Shares, and to the provisions described under ''Restrictions on Dividends and Retirement of Shares'', the Corporation may redeem on or after December 31, 2009 all, or from time to time any, of the then outstanding Series G First Preferred Shares. Such redemption may be made upon payment in cash of the amount of $26.00 per share if redeemed during the 12 months commencing December 31, 2009, $25.75 per share if redeemed during the 12 months commencing December 31, 2010, $25.50 per share if redeemed during the 12 months commencing December 31, 2011, $25.25 if redeemed during the 12 months commencing December 31, 2012, and $25.00 if redeemed on or after December 31, 2013, in each case together with an amount equal to all declared and unpaid dividends thereon to but excluding the date of redemption. The Corporation shall provide not less than 30 nor more than 60 days' notice of such redemption to each holder of Series G First Preferred Shares to be redeemed. If less than all of the outstanding Series G First Preferred Shares are at any time to be redeemed, the shares to be redeemed will be selected by lot or pro rata (disregarding fractions) or in such manner as the Corporation may determine.

Purchase for Cancellation

Subject to the provisions described under ''Restrictions on Dividends and Retirement of Shares'', and subject to the provisions of any shares of the Corporation ranking prior to or pari passu with the First Preferred Shares, the Corporation may at any time, or from time to time, purchase for cancellation all or any part of the Series G First Preferred Shares at the lowest price or prices at which such shares are obtainable in the opinion of the Board of Directors of the Corporation.

Restrictions on Dividends and Retirement of Shares

So long as any of the Series G First Preferred Shares are outstanding, the Corporation shall not, without the approval of the holders of the Series G First Preferred Shares given as described under ''Modification of Series'' below:

(i) declare or pay any dividend (other than stock dividends in shares ranking junior to the Series G First Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series G First Preferred Shares;

(ii) except out of the net cash proceeds of an issue of shares of the Corporation ranking junior to the Series G First Preferred Shares, redeem, purchase or otherwise retire or make any return of capital in respect of the Common Shares or other shares ranking junior to the Series G First Preferred Shares;

(iii) redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the Series G First Preferred Shares;

(iv) except pursuant to any purchase obligation, sinking fund, retraction privilege or redemption provisions attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares ranking pari passu with the Series G First Preferred Shares; or

(v) except pursuant to any purchase obligation, sinking fund, retraction privilege or redemption provisions attaching thereto or out of the net cash proceeds of an issue of shares ranking junior to the Series G First Preferred Shares, redeem, purchase or otherwise retire or make any return of capital in respect of any shares ranking in priority to the Series G First Preferred Shares;

unless all cumulative dividends then accrued and unpaid up to and including the most recent applicable dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative First Preferred Shares, if any, then issued and outstanding and on all other cumulative shares, if any, ranking pari passu with the First Preferred Shares and the dividends for the immediately preceding dividend payment period in respect of each series of non-cumulative First Preferred Shares (including the Series G First Preferred Shares) then issued and outstanding and on all other shares ranking prior to or pari passu with the Series G First Preferred Shares shall have been declared and paid or monies set aside for payment thereof.

Voting Rights

During the Temporary Period, the holders of the Series G First Preferred Shares are entitled to receive notice of and to attend and to vote at any meeting of the shareholders of the Corporation in accordance with the rights of holders of First Preferred Shares as a class and do not have any additional rights in such respect by holding Series G First Preferred Shares. Upon the termination of the Temporary Period as described under ''Details of the Offering — Certain Provisions of the First Preferred Shares as a Class — Temporary Rights and Obligations'', the holders of the Series G First Preferred Shares will not be entitled as such to receive notice of or to attend or to vote at any meeting of the shareholders of the Corporation unless and until the Corporation shall have failed to declare and pay the whole amount of a quarterly dividend on the Series G First Preferred Shares. In that event, until such time as the Corporation pays the whole amount of a quarterly dividend on the Series G First Preferred Shares, the holders of such shares will be entitled to receive notice of and to attend meetings of the shareholders of the Corporation at which directors are to be elected and will be entitled to vote for the election of two directors to be elected in conjunction with the holders of any other series of First Preferred Shares which may have a similar right. On any such vote, holders of Series G First Preferred Shares will be entitled to one vote per share, provided that if the shares of any other series of First Preferred Shares have a retraction, redemption or issue price less than the redemption price of the Series G First Preferred Shares, the number of votes per Series G First Preferred Share will be adjusted pro rata.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the Series G First Preferred Shares, the holders of the Series G First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Series G First Preferred Share plus declared and unpaid dividends up to and including the date of distribution before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of Common Shares or of shares of any other class of the Corporation ranking junior to the Series G First Preferred Shares. After payment to the holders of the Series G First Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

Modification of Series

Approval of variations to the provisions of the Series G First Preferred Shares as a series and any other authorization required to be given by the holders of such shares may be given by a resolution passed by an affirmative vote of not less than two-thirds of the votes cast at a general meeting of the holders of Series G First Preferred Shares duly called for such purpose and held upon at least 21 days' notice at which the holders of a majority of the outstanding shares of such series are present in person or represented by duly qualified proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series G First Preferred Shares then present in person or represented by proxy will form the necessary quorum. On any vote held in respect of such a resolution, holders of Series G First Preferred Shares will be entitled to one vote per share.

Tax Election

The provisions of the Series G First Preferred Shares as a series require the Corporation to make an election in prescribed form pursuant to the provisions of subsection 191.2(1) of the *Income Tax Act* (Canada), and within the time limits provided therein, for purposes of determining the tax payable under Part VI.1 of such Act with respect to the Series G First Preferred Shares. See ''Certain Canadian Federal Income Tax Considerations''.

Changes to Consolidated Capitalization

Since December 31, 2003, the Corporation has made two repayments in connection with the amount outstanding on its five year term loan facility. On June 30, 2004, the Corporation repaid $200 million and on August 5, 2004, the Corporation repaid a further $100 million.

Plan of Distribution

Pursuant to the Underwriting Agreement dated as of August 25, 2004 between the Corporation and BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc. and Merrill Lynch Canada Inc. (collectively, the ''Underwriters''), the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, subject to compliance with all necessary legal requirements and to the terms and conditions contained therein, on September 14, 2004 or such other date not later than October 15, 2004 as may be agreed upon by the parties, all but not less than all of the 12,000,000 Series G First Preferred Shares at an aggregate price of $300,000,000 payable in cash to the Corporation against delivery. This amount reflects the exercise in full on September 1, 2004 of the option granted to the Underwriters by the Corporation to acquire an additional 2,000,000 Series G First Preferred Shares.

In consideration for their services in connection with this offering, the Corporation has agreed to pay the Underwriters a fee equal to $0.25 per Series G First Preferred Share sold to certain institutions and $0.75 per share with respect to all other sales of Series G First Preferred Shares. Assuming that no Series G First Preferred Shares are sold to such institutions, the Underwriters' fee will be $9,000,000. All fees payable to the Underwriters will be paid on account of services rendered in connection with the issue and will be paid out of the general funds of the Corporation.

The Underwriting Agreement provides that the Underwriters may, at their discretion, terminate their obligations thereunder upon the occurrence of certain stated events or if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any action, government law or regulation, inquiry or other occurrence of any nature whatsoever which materially adversely affects, or may in the reasonable opinion of the Underwriters be expected to materially adversely affect, Canadian financial or equity markets or the business, operations or affairs of the Corporation. The Underwriters are, however, obligated to take up and pay for all the Series G First Preferred Shares if any Series G First Preferred Shares are purchased under the Underwriting Agreement.

The Underwriters may not, throughout the period of distribution, bid for or purchase the Series G First Preferred Shares. The foregoing restriction is subject to certain exemptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Series G First Preferred Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable stock exchanges relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. In connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Series G First Preferred Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriting Agreement provides that without the prior written consent of BMO Nesbitt Burns Inc., the Corporation will not sell or announce its intention to sell, nor will the Corporation authorize or issue, or announce its intention to so authorize or issue, any preferred shares or securities convertible or exchangeable for or exercisable into preferred shares other than the Series G First Preferred Shares during the period commencing on August 25, 2004 and ending 60 days after closing of the offering.

The Series G First Preferred Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the ''U.S. Securities Act'') or any state securities laws and, subject to certain exemptions, may not be offered or sold within the United States or to U.S. persons. The distribution of this short form prospectus and the offering and sale of the Series G First Preferred Shares are also subject to certain restrictions under the laws of certain jurisdictions outside of Canada. Each Underwriter has agreed that it will not offer for sale or sell or deliver the Series G First Preferred Shares in any such jurisdiction except in accordance with the laws thereof.

Great-West Lifeco has a five year term bank loan facility provided by a syndicate of banks, the balance of which is $298 million, that will in part be repaid through the proceeds realized from the sale of the Series G First Preferred Shares. Each of the following Underwriters is a direct or indirect wholly-owned subsidiary of a Canadian chartered

bank participating in the term bank loan facility syndicate: BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., and TD Securities Inc. (each a ''Bank-Owned Underwriter''). **By virtue of the relationship between a Bank-Owned Underwriter and its parent bank participating in the term bank loan facility syndicate, Great-West Lifeco is a connected issuer of each Bank-Owned Underwriter under applicable securities legislation in connection with the offering.**

The terms, structure and pricing of the offering of the Series G First Preferred Shares were determined through negotiations between Great-West Lifeco on the one hand and the Underwriters on the other hand. As at the date of this prospectus, Great-West Lifeco is in compliance with the terms and conditions of the term bank loan facility.

The TSX has conditionally approved the listing of the Series G First Preferred Shares. Listing of such shares is subject to the Corporation fulfilling all of the requirements of the TSX on or before November 24, 2004.

Earnings Coverage Ratios

The Corporation's annual dividend requirements on all of its preferred shares, after giving effect to the issue of the Series G First Preferred Shares, the redemption of the $130 million Class A Preferred Shares Series 1, and adjusted to a pre-tax equivalent using an effective income tax rate of 28.8% and 26.8% amounted to $121 million and $118 million for the 12 months ended December 31, 2003 and for the 12 months ended June 30, 2004, respectively.

The Corporation's annualized interest requirements on long-term debt for the 12 months ended December 31, 2003 and for the 12 months ended June 30, 2004 after giving effect to the repayment of $170 million of the five year term bank loan facility amounted to $167 million and $161 million, respectively, for each such period.

The Corporation's earnings before interest on long-term debt and income tax for the 12 months ended December 31, 2003 was $1,939 million, which is 6.7 times the aggregate adjusted dividend and interest on long-term debt requirements for this period. The Corporation's earnings before interest on long-term debt and income tax for the 12 months ended June 30, 2004 was $2,303 million, which is 8.3 times the aggregate adjusted dividend and interest on long-term debt requirements for this period.

Ratings

The Series G First Preferred Shares have been given a preliminary rating of Pfd-2 (high) n with a Stable trend by Dominion Bond Rating Service Limited (''DBRS''). Pfd-2 is the second highest of five categories of ratings used by DBRS for preferred shares and denotes ''Satisfactory Credit Quality''. The reference to ''n'' signifies that the preferred shares are non-cumulative. ''High'' and ''Low'' grades may be used to indicate the relative standing of a credit within a particular rating category.

The Series G First Preferred Shares have been given preliminary ratings of P-1 (Low) Canadian national scale and A– Global scale preferred stock rating by Standard & Poor's Ratings Services, A division of The McGraw-Hill Companies, Inc. (''S&P''). A P-1 rating is the highest of the five categories used by S&P in its Canadian national preferred share rating scale. Correspondingly, an A rating is the second highest of the nine categories used by S&P in its Global preferred share rating scale. ''High'', ''Low'', ''+'' and ''–'' grades may be used to indicate the relative standing of a credit within a particular rating category.

Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. A security rating is therefore not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agency. Ratings may be revised or withdrawn at any time by the respective rating organization.

Certain Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser of Series G First Preferred Shares pursuant to this short form prospectus (a ''Holder'') who, for purposes of the *Income Tax Act* (Canada) (the ''Act'') and at all relevant times, is, or is deemed to be, resident in Canada, deals at arm's length with the Corporation, holds such Series G First Preferred Shares as capital property, is not a ''financial institution'' as defined by section 142.2 of the Act or a ''specified financial institution'' as

defined in the Act and is not affiliated with the Corporation. Certain holders whose Series G First Preferred Shares might not otherwise be capital property may in certain circumstances be entitled to have the Series G First Preferred Shares and all other ''Canadian securities'' treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Act. Purchasers who do not hold their Series G First Preferred Shares as capital property, financial institutions and specified financial institutions should consult their own tax advisors with respect to their own particular circumstances.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser. Accordingly, prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Act, the regulations thereunder, all specific proposals to amend the Act and such regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the ''Tax Proposals''), and counsel's understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the ''CRA'') made publicly available prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all.

Dividends

Dividends (including deemed dividends) received on the Series G First Preferred Shares by an individual will be included in the individual's income and will generally be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

Dividends (including deemed dividends) received on Series G First Preferred Shares by a corporation will be included in computing the corporation's income and will generally be deductible in computing the corporation's taxable income.

The Series G First Preferred Shares are ''taxable preferred shares'' as defined in the Act. The terms of the Series G First Preferred Shares require the Corporation to make the necessary election under Part VI.1 of the Act so that Holders will not be subject to tax under Part IV.1 of the Act on dividends received (or deemed to be received) on the Series G First Preferred Shares.

A ''private corporation'', as defined in the Act, or any other corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33⅓% refundable tax under Part IV of the Act on dividends received (or deemed to be received) on the Series G First Preferred Shares to the extent such dividends are deductible in computing its taxable income.

Dispositions

A Holder who disposes of or is deemed to dispose of Series G First Preferred Shares (including on a redemption) will generally realize a capital gain (or sustain a capital loss) to the extent that the Holder's proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the Holder. The amount of any deemed dividend arising on the redemption or acquisition by the Corporation of Series G First Preferred Shares will generally not be included in computing the Holder's proceeds of disposition for purposes of computing the capital gain or loss arising on a disposition of such Series G First Preferred Shares (see ''Redemption''). If the Holder is a corporation, any capital loss arising on a disposition of a Series G First Preferred Share may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on the Series G First Preferred Share. Analogous rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Generally, one-half of any capital gain will be included in computing the Holder's income as a taxable capital gain, and one-half of any capital loss may be deducted from the Holder's taxable capital gains in accordance with the rules in the Act.

Corporations that are ''Canadian-controlled private corporations'' as defined in the Act may be subject to an additional refundable 6⅔% tax on their ''aggregate investment income'' (which is defined in the Act to include an amount in respect of taxable capital gains but not dividends or deemed dividends deductible in computing taxable income).

Redemption

If the Corporation redeems Series G First Preferred Shares, or otherwise acquires or cancels Series G First Preferred Shares (other than by a purchase in the open market in the manner in which shares are normally purchased by any member of the public in the open market), the Holder will be deemed to have received a dividend equal to the amount, if any, paid by the Corporation in excess of the paid-up capital of such shares at such time as computed for purposes of the Act. Generally, the difference between the amount paid and the amount of the deemed dividend will be treated as proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such shares. In the case of a corporate Holder, it is possible that in certain circumstances all or part of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

Documents Incorporated by Reference

The following documents filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Annual Information Form of the Corporation dated April 29, 2004, including documents incorporated by reference therein;

(b) the audited consolidated financial statements of the Corporation as at and for the years ended December 31, 2003 and 2002 and the report of the auditors thereon;

(c) the Enhanced Management's Discussion and Analysis of the Corporation for the year ended December 31, 2003;

(d) the Management Proxy Circular dated March 4, 2004 with respect to the annual meeting of shareholders of the Corporation held on April 29, 2004, except for the provisions of the circular titled ''Executive Compensation — Composition of Compensation Committees'' on page 19 of the circular and ''Executive Compensation — Report on Executive Compensation'' on pages 20, 21 and 22 of the circular and the graph titled ''Five Year Total Shareholder Return Comparison'' on page 22 of the circular;

(e) the interim unaudited consolidated financial statements of the Corporation as at and for the six-month periods ended June 30, 2004 and 2003, together with the interim Management's Discussion and Analysis attached thereto;

(f) the Management Proxy Circular dated August 24, 2004 with respect to the special meeting of shareholders of the Corporation to be held on September 24, 2004 to consider the subdivision of the Corporation's outstanding common shares on a two-for-one basis;

(g) the audited consolidated financial statements of CLFC as at and for the year ended December 31, 2003 and the report of the auditors thereon;

(h) the audited consolidated financial statements of CLFC as at and for the years ended December 31, 2002 and 2001 and the report of the auditors thereon; and

(i) the interim unaudited consolidated financial statements of CLFC as at and for the six-month periods ended June 30, 2003 and 2002.

All documents of the Corporation of the type referred to above, other than confidential material change reports, and any press releases, all as filed by the Corporation with the provincial and territorial securities commissions or similar authorities in Canada after the date of this short form prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this short form prospectus.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada (the permanent information record in Québec). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Counsel and Secretary, Canada, of Great-West Lifeco at 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5, telephone (204) 946-1190. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice-President, Counsel and Secretary, Canada of Great-West Lifeco at the above-mentioned address and telephone number. Copies may also be obtained through the Internet at www.sedar.com.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Risk Factors

Investors should consider carefully before purchasing Series G First Preferred Shares the following risks in conjunction with the other information in this prospectus and the documents incorporated by reference herein, in particular the disclosure in the Enhanced Management's Discussion and Analysis of the Corporation for the year ended December 31, 2003.

Holding Company Structure

As a holding company, Great-West Lifeco's ability to pay dividends and other operating expenses and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries and its ability to raise additional capital. The likelihood that holders of Series G First Preferred Shares will receive the payments owing to them in connection with the Series G First Preferred Shares will be dependent upon the financial position and creditworthiness of Great-West Life, GWL&A, London Life and Canada Life. In the event of the bankruptcy, liquidation or reorganization of any of these subsidiaries, policy liabilities of these subsidiaries will be completely provided for before any assets of such subsidiaries are made available for distribution to Great-West Lifeco; in addition, the other creditors of these subsidiaries will generally be entitled to the payment of their claims before any assets are made available for distribution to Great-West Lifeco except to the extent that Great-West Lifeco is recognized as a creditor of the relevant subsidiaries. The payment of dividends and interest by the principal subsidiaries is also subject to restrictions set forth in the insurance, securities and corporate laws and regulations which require that solvency and capital standards be maintained by Great-West Life, GWL&A, London Life and Canada Life.

Operational Risk

The businesses conducted by Great-West Lifeco's principal subsidiaries are subject to risks including competition from other businesses, dependence on key personnel, claims risk, persistency (policy termination) risk, reliance on information technology systems, investment related risk, reinsurance risk and underwriting experience of morbidity, mortality and catastrophic risk.

Regulatory Environment

The businesses of certain of Great-West Lifeco's principal subsidiaries are subject to various regulatory requirements imposed by legislation and regulation in Canada, the United States, the United Kingdom and other jurisdictions applicable to insurance companies and companies providing financial services. Material changes in the regulatory framework or the failure to comply with regulatory requirements could have a material adverse effect on Great-West Lifeco.

General Economic Conditions

Unfavourable economic conditions may materially adversely affect the businesses of Great-West Lifeco's principal subsidiaries and, in turn, may materially adversely affect Great-West Lifeco and its financial condition.

Series G First Preferred Shares

The value of Series G First Preferred Shares will be affected by the general creditworthiness of Great-West Lifeco. Great-West Lifeco's Enhanced Management's Discussion and Analysis for the year ended December 31, 2003 and interim Management's Discussion and Analysis for the six-month period ended June 30, 2004 is incorporated by

reference in this short form prospectus. These analyses discuss, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on Great-West Lifeco's business, financial condition or results of operations. See also the discussion under ''Earnings Coverage Ratios'', which is relevant to an assessment of the risk that Great-West Lifeco will be unable to pay dividends on the Series G First Preferred Shares.

The market value of the Series G First Preferred Shares, as with other preferred shares, is primarily affected by changes (actual or anticipated) in prevailing interest rates and in the credit rating assigned to such shares. Real or anticipated changes in credit ratings on the Series G First Preferred Shares may also affect the cost at which Great-West Lifeco can transact or obtain funding, and thereby affect its liquidity, business, financial condition or results of operations.

The Series G First Preferred Shares rank equally with other First Preferred Shares of Great-West Lifeco in the event of an insolvency or winding-up of Great-West Lifeco. If Great-West Lifeco becomes insolvent or is wound-up, Great-West Lifeco's assets must be used to pay debt, including subordinated debt, before payments may be made on Series G First Preferred Shares and other preferred shares.

The Series G First Preferred Shares are non-cumulative and dividends are payable at the discretion of the Board of Directors of Great-West Lifeco. See ''Details of the Offering'' and ''Earnings Coverage Ratios'', which are relevant to an assessment of the risk that Great-West Lifeco will be unable to pay dividends on the Series G First Preferred Shares.

Stock market volatility may affect the market price of the Series G First Preferred Shares for reasons unrelated to Great-West Lifeco's performance.

There can be no assurance that an active trading market will develop for the Series G First Preferred Shares after the offering, or if developed, that such a market will be sustained at the offering price of the Series G First Preferred Shares.

Book-Based System

Registration of interest in and transfers of the Series G First Preferred Shares will only be made through the book-based system administered by CDS. On or about the Closing Date, the Corporation will deliver to CDS a certificate evidencing the aggregate number of Series G First Preferred Shares subscribed for under this offering. Series G First Preferred Shares must be purchased, transferred and surrendered for redemption through a participant in CDS (a ''CDS Participant''). All rights of an owner of Series G First Preferred Shares must be exercised through, and all payments or other property to which such owner is entitled will be made or delivered by, CDS or the CDS Participant through which the owner holds Series G First Preferred Shares. Upon a purchase of any Series G First Preferred Shares, the owner will receive only the customary confirmation. References in this short form prospectus to a holder of Series G First Preferred Shares mean, unless the context otherwise requires, the owner of the beneficial interest in such shares.

The ability of a beneficial owner of Series G First Preferred Shares to pledge such shares or otherwise take action with respect to such owner's interest in such shares (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Corporation has the option to terminate registration of the Series G First Preferred Shares through the book-based system, in which event certificates for Series G First Preferred Shares in fully registered form will be issued to the beneficial owners of such shares or their nominees.

Experts

Certain legal matters in connection with this offering will be passed upon by Blake, Cassels & Graydon LLP for the Corporation and by Osler, Hoskin & Harcourt LLP for the Underwriters. As of August 24, 2004, the partners and associates of Blake, Cassels & Graydon LLP as a group and the partners and associates of Osler, Hoskin & Harcourt LLP as a group, owned beneficially, directly or indirectly, less than one percent of any class of securities of the Corporation or any associated party or affiliate of the Corporation.

Registrar and Transfer Agent

The registrar and transfer agent for the Series G First Preferred Shares will be Computershare Trust Company of Canada or its agent at its principal office in each of the cities of Vancouver, Calgary, Toronto and Montreal.

Purchasers' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

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Compilation Report
on Unaudited Pro Forma Summary of Consolidated Operations

To the Directors of Great-West Lifeco Inc.

We have read the accompanying unaudited pro forma summary of consolidated operations for the year ended December 31, 2003 and have performed the following procedures:

1. Compared the figures in the columns captioned ''Lifeco December 31, 2003'' to the audited consolidated financial statements of the company for the year ended December 31, 2003 and found them to be in agreement.

2. Compared the figures in the columns captioned ''CLFC June 30, 2003'' to the unaudited interim financial statements of Canada Life Financial Corporation for the six months ended June 30, 2003 and found them to be in agreement.

3. Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma financial statements comply as to form in all material respects with the written requirements of the various Securities Commissions and similar regulatory authorities in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma statements comply as to form in all material respects with the written requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned ''Lifeco December 31, 2003'' and ''CLFC June 30, 2003'' for the year ended December 31, 2003, and found the amounts in the column captioned ''Total'' to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments that are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) Deloitte & Touche LLP
Chartered Accountants

Winnipeg, Manitoba
September 1, 2004

Great-West Lifeco Inc.

Unaudited Pro Forma Summary of Consolidated Operations

For the year ended December 31, 2003

(in millions of dollars except earnings per common share)

	Lifeco December 31, 2003	CLFC June 30, 2003	Pro Forma Adjustments	Note	Total
Income					
Premium income	$ 7,069	$3,152	$156	2(k)	$10,377
Net investment income	4,529	1,119	(22)	2(a)	5,596
			2	2(b)	
			(52)	2(e)	
			(35)	2(f)	
			55	2(k)	
Fee and other income	1,831	255	13	2(k)	2,099
	13,429	4,526	117		18,072
Benefits and Expenses					
Paid or credited to policyholders	8,346	3,451	173	2(k)	11,970
Commissions	919	259	13	2(k)	1,191
Operating and other expenses	2,074	454	(14)	2(c)	2,545
			7	2(d)	
			24	2(k)	
Premium taxes	156	34	3	2(k)	193
Distribution on Capital Trust Securities	28	16	(1)	2(i)	44
			1	2(k)	
Net income before income taxes	1,906	312	(89)		2,129
Income taxes	550	63	(34)	2(h)	582
			3	2(k)	
Net income before non-controlling interests	1,356	249	(58)		1,547
Non-controlling interests — participating	105	(2)			103
other	15	—	4	2(j)	19
Net income	$ 1,236	$ 251	$ (62)		$ 1,425
Summary of Net Income					
Preferred shareholder dividends	$ 41	$ 5	$ (1)	2(i)	$ 62
			(4)	2(j)	
			21	2(g)	
Net income — common shareholders	1,195	246	(78)		1,363
Net income	$ 1,236	$ 251	$ (62)		$ 1,425
Basic earnings per common share	$ 2.95				$ 3.04
Weighted average number of common shares	405		43	3	448

Great-West Lifeco Inc.

Notes to the Unaudited Pro Forma Summary of Consolidated Operations

(unaudited, in Canadian dollars)

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma summary of consolidated operations (the "Statement") gives effect to the acquisition on July 10, 2003 by Great-West Lifeco Inc. ("Lifeco") of all of the outstanding common shares (the "CLFC Common Shares") of Canada Life Financial Corporation ("CLFC") not already owned by Lifeco or its subsidiaries as general fund assets (the "Acquisition"), as if it had occurred as at January 1, 2003. The Statement has been prepared by management in accordance with Canadian generally accepted accounting principles.

The unaudited pro forma summary of consolidated operations for the year ended December 31, 2003 has been prepared using the following information:

(a) Audited consolidated financial statements of Lifeco for the year ended December 31, 2003;

(b) Unaudited interim consolidated financial statements of CLFC for the six months ended June 30, 2003;

(c) Such other supplementary information as was considered necessary to reflect the Acquisition in the Statement.

For the purposes of the Statement, the purchase method of accounting has been used for the Acquisition of CLFC described above.

The Statement does not include the anticipated financial benefits from such items as cost savings arising from the Acquisition for the period January 1, 2003 to July 10, 2003.

The Statement is not necessarily indicative of the results of operations that would have resulted had the Acquisition been effected on January 1, 2003, or the results that may be obtained in the future.

Certain elements of the CLFC consolidated financial statements have been reclassified to conform to the presentation used by Lifeco.

2. SUMMARY OF CONSOLIDATED OPERATIONS

The pro forma summary of consolidated operations for the year ended December 31, 2003 incorporates the following adjustments:

(a) The elimination of the portion of unrealized net gains and deferred realized net gains attributable to shareholders in the amount of $22 million as a result of fair market value adjustments to assets and liabilities in connection with the Acquisition for the period January 1, 2003 to July 10, 2003.

(b) The elimination of the portion of interest expense in the amount of $2 million as a result of fair market value adjustments to commercial paper and other loans in connection with the Acquisition for the period January 1, 2003 to July 10, 2003.

(c) The elimination of a portion of amortization expense in the amount of $14 million as a result of fair market value adjustments to computer systems in connection with the Acquisition for the period January 1, 2003 to July 10, 2003.

(d) Amortization of identifiable intangible assets of $7 million arising from the Acquisition for the period January 1, 2003 to July 10, 2003.

(e) Interest expense of $52 million on debentures and term financing used to finance the Acquisition for the period January 1, 2003 to July 10, 2003.

(f) A reduction of investment income of $35 million as a result of the opportunity costs of the cash consideration paid to CLFC shareholders and additional internal financing for the period January 1, 2003 to July 10, 2003.

(g) Increased preferred share dividends of $21 million on the Lifeco Series E, 4.80% non-cumulative preferred shares and Lifeco Series F, 5.90% non-cumulative preferred shares issued as a result of the Acquisition for the period January 1, 2003 to July 10, 2003.

(h) Income tax effect of $34 million as a result of the above adjustments to the pro forma summary of consolidated operations.

(i) The elimination of the portion of preferred share dividends in the amount of $1 million as a result of fair market value adjustments to CLFC preferred shares in connection with the Acquisition for the period January 1, 2003 to July 10, 2003.

(j) CLFC's preferred shares became an obligation of a subsidiary of Lifeco following the Acquisition. Accordingly, CLFC's preferred share dividends have been reclassified to non-controlling interests.

(k) The earnings of CLFC for the period July 1, 2003 to July 9, 2003.

3. EARNINGS PER SHARE

Pro forma basic earnings per Lifeco Common Share for the year ended December 31, 2003 have been calculated based on the estimated weighted average number of common shares on a pro forma basis, as described below:

(a) The weighted average number of Lifeco Common Shares outstanding was 405 million for the year ended December 31, 2003.

(b) The pro forma weighted average number of Lifeco Common Shares outstanding giving effect to the acquisition of CLFC as if it had occurred on January 1, 2003 is 448 million for the year ended December 31, 2003. The weighted average number of Lifeco Common Shares outstanding reflects the issuance of 59 million Lifeco Common Shares to CLFC Common Shareholders and the issuance of an aggregate 24 million Lifeco Common Shares to Power Financial Corporation and Investors Group Inc., by way of private placement.

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Certificate of Corporation

Dated: September 1, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces and territories of Canada. For the purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

By: (signed) RAYMOND L. MCFEETORS
Co-President and Chief Executive Officer

By: (signed) WILLIAM W. LOVATT
Vice-President, Finance, Canada
as Chief Financial Officer

On behalf of the Board of Directors

By: (signed) DAVID A. NIELD
Director

By: (signed) J. BLAIR MACAULAY
Director

Certificate of Underwriters

Dated: September 1, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces and territories of Canada. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO Nesbitt Burns Inc.	RBC Dominion Securities Inc.
By: (signed) Thomas E. Flynn	By: (signed) Barry Nowoselski

CIBC World Markets Inc.

By: (signed) Donald A. Fox

National Bank Financial Inc.	Scotia Capital Inc.	TD Securities Inc.
By: (signed) Michael D. Shuh	By: (signed) David J. Skurka	By: (signed) J. David Beattie

Merrill Lynch Canada Inc.

By: (signed) Yves Locas

Auditors' Consent

Great-West Lifeco Inc.

We have read the short form prospectus of Great-West Lifeco Inc. (''Lifeco'') dated September 1, 2004 relating to the issue and sale of 5.20% Non-Cumulative First Preferred Shares, Series G (the ''Prospectus''). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of Lifeco on the consolidated balance sheets as at December 31, 2003 and 2002 and the summaries of consolidated operations, the consolidated statements of surplus and cash flows for the years then ended. Our report is dated January 29, 2004.

(signed) DELOITTE & TOUCHE LLP

Winnipeg, Canada
September 1, 2004

Canada Life Financial Corporation — 2003

We have read the short form prospectus of Great-West Lifeco Inc. (''Lifeco'') dated September 1, 2004 relating to the issue and sale of 5.20% Non-Cumulative First Preferred Shares, Series G (the ''Prospectus''). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders and directors of Canada Life Financial Corporation on the consolidated balance sheet and the consolidated statement of net assets of its segregated funds as at December 31, 2003 and the consolidated statements of operations, equity, cash flows and changes in segregated funds net assets for the year then ended. Our report is dated January 29, 2004.

(signed) DELOITTE & TOUCHE LLP

Toronto, Canada
September 1, 2004

Canada Life Financial Corporation — 2002 and 2001

We have read the short form prospectus of Great-West Lifeco Inc. (''Lifeco'') dated September 1, 2004 relating to the issue and sale of 5.20% Non-Cumulative First Preferred Shares, Series G of Lifeco. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of Canada Life Financial Corporation on the consolidated balance sheets of Canada Life Financial Corporation and the consolidated statements of net assets of its segregated funds as at December 31, 2002 and 2001 and the consolidated statements of net income, equity, cash flows and changes in segregated funds for each of the years in the three-year period ended December 31, 2002. Our report is dated February 4, 2003.

(signed) ERNST & YOUNG LLP

Toronto, Canada
September 1, 2004

GREAT-WEST
LIFECO INC.

GREAT-WEST
LIFECO INC.

September 10, 2004


SEC MAIL PROCESSING
RECEIVED
SEP 13 2004
WASH, D.C. 208 SECTION

BY COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Insider Reports for shares purchased under the Corporation's continuing Normal Course Issuer Bid dated:

- August 23,
- August 25,
- September 2,
- September 3 and
- September 9

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson
Corporate Secretarial Specialist

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

A member of the Power Financial Corporation group of companies.

L509-01/02

2004-08-23, 18:02:46, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	369947283		
Filing date	2004-08-23		
Date of transaction	2004-08-13		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	20000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	369967283		
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.		
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider).		

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2004-08-25, 12:26:43, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	369967283
Filing date	2004-08-25
Date of transaction	2004-08-20
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	20400
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	369987683
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider)

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2004-09-02, 13:00:11, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	369987683
Filing date	2004-09-02
Date of transaction	2004-08-27
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	21600
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	370009283
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider).

Next

2004-09-03, 12:39:17, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	370009283
Filing date	2004-09-03
Date of transaction	2004-08-31
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	6500
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	370015783
General remarks *(if necessary to describe the transaction)*	The shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider).

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2004-09-09, 12:30:11, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	370015783
Filing date	2004-09-09
Date of transaction	2004-09-03
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	13900
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	370029683
General remarks *(if necessary to describe the transaction)*	The shares acquired under the Corporations Normal Course Issuer Bid. The shares are being cancelled
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate withe the exercise of stock options (which are reported by each insider).

Next